SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 12, 2010 Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer Shaw Communications Inc.

Execution Copy
SUBSCRIPTION AGREEMENT
To:	Canwest Global Communications Corp. (“Canwest Global”)
Subject to the terms and conditions of this Subscription Agreement and the term sheet attached hereto as Schedule “A” (the “Term Sheet”), Shaw Communications Inc. or a wholly-owned, direct or indirect, subsidiary designated pursuant to the provisions of Section 9.5(h) (the “Subscriber”) hereby subscribes for and agrees to purchase from Canwest Global, as restructured, or a newly incorporated company holding all of the properties and assets of Canwest Global, except for excluded assets and properties agreed to, acting reasonably, by Shaw (such restructured or newly incorporated company is referred to herein as “Restructured Canwest Global”), that number of Class A Voting Shares in the capital of Restructured Canwest Global (the “Securities”) representing a minimum subscription by the Subscriber in the capital of Restructured Canwest Global in the amount of $95,000,000 (the “Minimum Commitment”), representing a 20% equity interest in Restructured Canwest Global immediately following completion of the Recapitalization Transaction (as defined below) as contemplated by section 6 of the Term Sheet. In addition, Shaw agrees to subscribe for the Additional Commitment to fund cash payments to be made to certain creditors and the shareholders of Canwest Global pursuant to the Recapitalization Transaction, subject to the right of the Ad Hoc Committee of Noteholders to participate in such Additional Commitment, all as described in sections 6 and 7 of the Term Sheet.
Notwithstanding that Canwest Global and the Subscriber have executed this Agreement, only Sections 1.1 and this and the next subsequent paragraph on the face page of this Subscription Agreement are immediately effective and legally binding. The remainder of this Agreement shall become effective and legally binding, without any further act or formality on behalf of the Parties, immediately upon the issuance of the Approval Order. The Subscriber acknowledges and agrees that it shall not revoke its subscription for the Securities prior to the Approval Order being received; provided that if the Approval Order has not been received by February 19, 2010, then this Agreement shall become null and void and of no further force or effect as of such date and neither Party shall have any liability to perform its obligations under this Agreement.
Canwest Global hereby covenants and agrees to use its commercially reasonable efforts to do or cause to be done all acts and things necessary or desirable to obtain the Approval Order within four Business Days of the date of execution hereof, and shall provide the service list in the Canwest Global CCAA proceeding with notice of the proposed hearing date, together with Canwest Global’s motion record, as soon as practicable after the execution hereof.

SUBSCRIPTION AND SUBSCRIBER INFORMATION
Please print all information (other than signatures), as applicable, in the space provided below

	Subscriber: Shaw Communications Inc.	Aggregate Subscription Price for the Class A Voting Shares:

	Account Reference (if applicable):	$95,000,000 plus the amount of the Additional Commitment determined pursuant to sections 6 and 7 of the Term Sheet.
By:	/s/ Brad Shaw
Authorized Signature

	Executive Vice President	If the Subscriber is signing as agent for a principal (beneficial purchaser) and is not purchasing as trustee or agent for accounts fully managed by it, complete the following:
Official Capacity or Title

	Brad Shaw	Not applicable
	(Name of individual whose signature appears above)	(Name of Principal)

By:	/s/ Steve Wilson
Authorized Signature

	Senior VP and Chief Financial Officer Official Capacity or Title	Not applicable (Principal’s Address)

Steve Wilson (Name of individual whose signature appears above)

Suite 900, 630-3 Avenue SW Calgary, AB T2P 4L4 (Subscriber’s Address, including Province)

(403) 750-4500 (Telephone Number) (E-mail Address)

	Register the Securities exactly as set forth below:	Deliver the Securities as set forth below:
	7316712 Canada Inc.	7316712 Canada Inc.

	(Name)	(Name)

	Account Reference (if applicable)	Account Reference (if applicable)

	Suite 900, 630-3 Avenue SW Calgary, AB T2P 4L4 (Address, including Postal Code)	Suite 900, 630-3 Avenue SW Calgary, AB T2P 4L4 Steven Wilson (403) 750-4500 (Contact Name) (Telephone Number)

TERMS AND CONDITIONS OF SUBSCRIPTION FOR SECURITIES

TERMS AND CONDITIONS OF SUBSCRIPTION FOR SECURITIES
ARTICLE 1
INTERPRETATION
1.1	Definitions
Capitalized terms in this Subscription Agreement shall have the meaning ascribed as follows or, where not otherwise defined herein shall have the meaning ascribed thereto in the Term Sheet:
“8% Note Indenture” means the indenture dated as of November 18, 2004, as amended, modified or supplemented prior to the date hereof, among CMI, as successor to 3615668 Canada Inc., the guarantors listed therein, and The Bank of New York Mellon, as trustee, pursuant to which 8% senior subordinated notes due 2012 were issued by CMI.
“Acquisition Proposal” means any written or oral proposal or offer received on or after the date hereof, other than from the Subscriber, that:
(a)	relates to the emergence from creditor protection under the CCAA of Canwest Global and certain of its affiliates, excluding Canwest Limited Partnership, its subsidiaries and its general partner, Canwest (Canada) Inc. (such excluded affiliates of Canwest Global being collectively referred to as the “Specified Affiliates”); and

(b)	involves (i) any merger, tender offer made by way of takeover bid circular, amalgamation, plan of arrangement, business combination, recapitalization, consolidation, liquidation or winding-up in respect of Canwest Global or any of its affiliates including the Material Subsidiaries but excluding the Specified Affiliates; (ii) any sale of assets having a value over $5,000,000 of Canwest Global or any of its affiliates including the Material Subsidiaries but excluding the Specified Affiliates; (iii) the acquisition of any equity interest in Canwest Global or Restructured Canwest Global or the issuance of any debt securities of Canwest Global or Restructured Canwest Global; (iv) any transaction similar to those described in the foregoing clauses (i), (ii) and (iii) involving Canwest Global’s affiliates including the Material Subsidiaries but excluding the Specified Affiliates, or (v) any inquiry, proposal, offer or public announcement of an intention to do any of the foregoing;
but excluding in the case of both clauses (a) and (b) above, the Recapitalization Transaction and the Subscription.
“Additional Commitment” shall have the meaning ascribed to such term in section 6 of the Term Sheet.
“Ad Hoc Committee” means the informal ad hoc committee of holders of notes issued pursuant to the 8% Note Indenture represented by Goodmans LLP.

“affiliate” has the meaning ascribed thereto in Section 1.3 of National Instrument 45-106 — Prospectus and Registration Exemptions, as in effect on the date hereof.
“Aggregate Subscription Price” means $95,000,000, plus the amount of the Additional Commitment.
“Agreement” shall have the meaning ascribed to such term in Section 2.1.
“Applicable Law” means, with respect to any person, any domestic or foreign federal, national, state, provincial or local law (statutory, common or other), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person, as amended, unless expressly specified otherwise.
“Approval Order” means an order of the Court, in form and substance satisfactory to the Subscriber and Canwest Global, each acting reasonably, approving this Agreement and authorizing and approving the entering into, execution and delivery of this Agreement by Canwest Global, and the performance by Canwest Global of this Agreement in accordance with the terms and conditions hereof and the Term Sheet which order shall, among other things, provide for a charge over all of the assets, property and undertaking of the CMI Entities (as defined in the Initial Order made October 6, 2009 in Canwest Global’s proceedings under the CCAA) ranking after all existing charges at the date hereof to secure the payment of the Termination Fee pursuant to Section 4.6 and the expense reimbursement pursuant to Section 9.2.
“Board of Directors” means the board of directors of Canwest Global, including the special committee of the board of directors.
“Broadcasting Act” means the Broadcasting Act (Canada) together with the regulations promulgated thereunder.
“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario are not open for business.
“Canwest Global” shall have the meaning ascribed to such term on the face page of this Subscription Agreement.
“Canwest Global Term Sheet” means the term sheet attached as Schedule “B” to the Support Agreement, as amended on the date hereof.
“CCAA” means the Companies’ Creditors Arrangement Act (Canada).
“Circular” has the meaning ascribed to such term in Section 7.1(c).
“CIT” means CIT Business Credit Canada Inc.

“CIT Credit Agreement” means the credit agreement, dated May 20, 2009, as amended, restated, replaced or otherwise modified from time to time, between CMI, the guarantors party thereto from time to time, the lenders party thereto from time to time and CIT, as agent, which agreement establishes the asset-based facility provided by CMI.
“Closing” shall have the meaning ascribed to such term in Section 4.1.
“Closing Date” shall have the meaning ascribed to such term in the Term Sheet.
“CMI” means Canwest Media Inc.
“Competition Act” means the Competition Act (Canada) together with the regulations promulgated thereunder.
“Competition Act Approval” means:
(ii)	an advance ruling certificate has been issued to the Subscriber pursuant to section 102 of the Competition Act in respect of the Subscription and such advance ruling certificate has not been rescinded prior to Closing;

(iii)	the Subscriber and Canwest Global have given the notice required under section 114 of the Competition Act with respect to the Subscription and the applicable waiting period under section 123 of the Competition Act has expired or has been terminated in accordance with the Competition Act; or

(iv)	the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act, and, in the case of (ii) or (iii), the Subscriber has been advised in writing by the Commissioner of Competition or a person authorized by the Commissioner of Competition that, in effect, such person is of the view that grounds presently do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act and the Commissioner of Competition, at that time, does not intend to make an application under Section 92 of the Competition Act in respect of the Subscription (“no action letter”), and the form of and any terms and conditions attached to any such advice are acceptable to the Subscriber, acting reasonably, and such advice has not been rescinded prior to Closing.
“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada).
“Confidentiality Agreement” shall have the meaning ascribed to such term in Section 9.5(c).
“Contract” means any written agreement, indenture, contract, lease, deed of trust, licence, option, instrument or other commitment.

“Court” means the Ontario Superior Court of Justice (Commercial List).
“Creditors Meeting” shall have the meaning ascribed to such term in Section 7.1(c).
“CRTC” means the Canadian Radio-television and Telecommunications Commission, and includes any successor thereto.
“CRTC Application” means an application to the CRTC filed by the Subscriber on behalf of Restructured Canwest Global pursuant to the Broadcasting Act for approval of a change in control of the CRTC Licensees.
“CRTC Approval” means that all required approvals by the CRTC of the CRTC Application shall have been received, and such approvals are in substance substantially similar to such approvals sought in the CRTC Application or as the Subscriber and Canwest Global otherwise agree, each acting reasonably.
“CRTC Licensees” means those affiliates of Canwest Global that hold CRTC Licenses.
“CRTC Licenses” means those licenses issued by the CRTC to Canwest Global and affiliates of Canwest Global under the Broadcasting Act.
“CTLP” means Canwest Television Limited Partnership.
“CW Investments Agreement” means the amended and restated shareholders agreement in respect of CW Investments Co., as amended and restated as of January 4, 2008.
“Direction” means the Direction to the CRTC (Ineligibility of Non-Canadians) issued by the Governor General in Council pursuant to section 26 of the Broadcasting Act.
“Effective Time” means the effective time of the implementation of the Recapitalization Transaction on the Closing Date.
“Exchange Act” means the U.S. Securities Exchange Act of 1934 as amended and including any relevant rules thereunder.
“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court body, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.
“Information” means information set forth or incorporated in Canwest Global’s public disclosure documents filed with the Canadian Securities Administrators under Securities Laws, and information set forth or incorporated in the reports of the monitor appointed in the CCAA proceedings, FTI Consulting Inc., in each case prior to the execution and delivery of this Agreement.

“Issuance” means the issuance and purchase of Securities pursuant to this Agreement.
“Liens” means any mortgage, charge, hypothec, lien and security interest of any kind or nature whatsoever.
“Material Adverse Effect” shall mean a fact, circumstance, change, effect, matter, action, condition, event, occurrence or development that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, affairs, results of operations or financial condition of Canwest Global and the Material Subsidiaries (taken as a whole) and shall include, without limitation, any disposition by Canwest Global or any of the Material Subsidiaries of any material asset (other than as contemplated by the Support Agreement or the Shaw Support Agreement) without the prior consent of the Subscriber; provided that a Material Adverse Effect will not include the announcement of the entering into of this Agreement or the Subscription or the performance of their respective terms, or the fact that Canwest Global and certain of the Material Subsidiaries are insolvent and/or have filed under the CCAA pursuant to, and in the manner contemplated by, the Support Agreement.
“Material Subsidiaries” means, collectively, the direct and indirect subsidiaries of Canwest Global listed on Schedule “C” hereto.
“Minimum Commitment” shall have the meaning ascribed to such term on the face page hereof.
“Other Restructuring Orders” shall have the meaning ascribed to such term in Section 5.1(i).
“Outside Date” shall have the meaning ascribed to such term in the Term Sheet.
“Parties” means Canwest Global and the Subscriber, and “Party” means any one of them.
“PCMLTFA” shall have the meaning ascribed to such term in Section 6.2(e).
“Permitted Liens” means, collectively, the Liens permitted under the 8% Note Indenture or the CIT Credit Agreement or Liens arising by operation of law in the ordinary course of business without any contractual grant of security.
“person” means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, unincorporated organization or association, or similar or analogous entities, and pronouns have a similarly extended meaning.
“Plan” means the plan of arrangement in respect of the Recapitalization Transaction under the CCAA and related transactions involving Canwest Global, CMI, CTLP and certain of their subsidiaries in proceedings under the CCAA or applicable corporate statutes.

“Proceedings” means any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative.
“Recapitalization Transaction” means the transaction relating to the recapitalization of Canwest Global and CMI and certain of their affiliates as contemplated by the Canwest Global Term Sheet, and includes the Subscription.
“Regulatory Approvals” means, if and as applicable, Competition Act Approval and the CRTC Approval.
“Representative” has the meaning ascribed to such term in Section 4.4(a).
“Restructured Canwest Global” shall have the meaning ascribed to such term on the face page of this Subscription Agreement.
“Securities” shall have the meaning ascribed to such term on the face page of this Subscription Agreement.
“Securities Laws” means, collectively, unless specifically stated otherwise, the applicable securities laws, regulations, rules, rulings and orders in each of the provinces and territories of Canada and the applicable policy statements, multilateral or national instruments and instruments issued or adopted by the securities regulators in each of the provinces and territories of Canada.
“Shaw Support Agreement” means the support agreement entered into on or before the date hereof among Shaw, Canwest Global and certain holders of notes issued pursuant to the 8% Note Indenture.
“Subscriber” means the subscriber for the Securities as set out on the face page of this Subscription Agreement.
“Subscription” means the subscription for Class A Voting Shares contemplated in this Agreement, including, without limitation, the Issuance.
“Subscription Agreement” means this subscription agreement and any instrument amending this Subscription Agreement; “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this Subscription Agreement and not to a particular Article or Section; and the expression “Article” or “Section” followed by a number means and refers to the specified Article or Section of this Subscription Agreement.
“subsidiary” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 — Prospectus and Registration Exemptions, as in effect on the date hereof.
“Support Agreement” means the support agreement dated October 5, 2009 between Canwest Global, CMI, Canwest Television Limited Partnership, by its general partner, Canwest Television GP Inc., the entities listed in Schedule “A” thereto and each of the other signatories thereto, regarding the principal aspects of a Recapitalization Transaction.

     “Term Sheet” means the term sheet attached hereto as Schedule “A”.
     “Termination Fee” means $5,000,000.
     “Termination Payment Event” shall have the meaning ascribed to such term in Section 4.6.
     “U.S. Securities Act” means the United States Securities Act of 1933, as amended.
ARTICLE 2
TERM SHEET
2.1	Term Sheet
The principal aspects of the subscription are more fully described in the Term Sheet. The Term Sheet is incorporated herein and made a part of this Subscription Agreement. The Subscription Agreement together with the Term Sheet is herein collectively referred to as this “Agreement”.
ARTICLE 3
SUBSCRIPTION FOR THE SECURITIES
3.1	Subscription for the Securities
The Subscriber hereby subscribes for and offers to purchase the Securities representing the Minimum Commitment and the Additional Commitment from Restructured Canwest Global, and Canwest Global for and on behalf of Restructured Canwest Global hereby accepts such subscription and agrees to sell such Securities, on and subject to the terms and conditions set out in this Agreement, for the Aggregate Subscription Price, which is payable as described in Section 4.2(c).
ARTICLE 4
CLOSING
4.1	Closing
Delivery and sale of the Securities and payment of the Aggregate Subscription Price will be completed (the “Closing”) at the offices of Osler, Hoskin & Harcourt LLP, in Toronto at the Effective Time (or such other place or date or time as the Parties may agree).
4.2	Conditions of Closing in Favour of Canwest Global and Restructured Canwest Global
The Subscriber acknowledges and agrees that the obligations of Canwest Global and Restructured Canwest Global, if applicable, hereunder are conditional on the satisfaction, or waiver by Canwest Global or Restructured Canwest Global, of the following conditions, all at or prior to the Effective Time:

(a)	each of the conditions set out in Section 10 of the Term Sheet in favour of Canwest Global;

(b)	either the condition set out in Section 8(a)(i) or 8(a)(ii) of the Shaw Support Agreement as determined by Canwest Global, as contemplated by Section (8)(a) of the Shaw Support Agreement;

(c)	payment by the Subscriber to Restructured Canwest Global of the Aggregate Subscription Price by wire transfer to:
Canwest Global Communications Corp.
3100 Canwest Place
201 Portage Avenue
Winnipeg, Manitoba R3B 3L7

Account: 71787-00043-16
                CW Global CC
(d)	there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity and no application shall have been made to any Governmental Entity or action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction, which restrains, enjoins, delays, prevents, impedes or prohibits (or if granted could reasonably be expected to restrain, enjoin, delay, prevent, impede or prohibit), the consummation of the Recapitalization Transaction or any part thereof (including the Subscription), or requires or purports to require a variation of the Recapitalization Transaction or any part thereof (including the Subscription);

(e)	the Regulatory Approvals shall have been obtained;

(f)	the representations and warranties made by the Subscriber in this Agreement and the Shaw Support Agreement shall be true and correct in all respects, as of the Effective Time as if made on and as of such time (except to the extent such representations and warranties speak as of an earlier date in which case accuracy will be determined as of such date); and the Subscriber shall have provided to Canwest Global a certificate of a senior officer of the Subscriber certifying such accuracy on the Closing Date;

(g)	the Subscriber shall have complied with or performed in all material respects its covenants herein and in the Shaw Support Agreement to be complied with or performed on or prior to the Effective Time, and the Subscriber shall have provided to Canwest Global a certificate of a senior officer of the Subscriber certifying that the Subscriber has so complied with its covenants herein and in the Shaw Support Agreement to be complied with or performed on or prior to the Effective Time; and

(h)	the Approval Order shall not have been stayed, appealed, varied (except with the consent of Canwest Global and the Subscriber) or vacated, and all time periods within which the Approval Order could at law be appealed shall have expired.
4.3	Conditions of Closing in Favour of the Subscriber
Canwest Global and Restructured Canwest Global, as applicable, acknowledge and agree that the obligations of the Subscriber hereunder are conditional on the satisfaction, or waiver by the Subscriber, of the following conditions, all at or prior to the Effective Time:
(a)	at the Effective Time: (i) giving pro forma effect to the Recapitalization Transaction, the outstanding securities of Restructured Canwest Global, including debt securities, shall be beneficially owned, directly or indirectly, by fewer than 15 security holders in each of the jurisdictions of Canada and fewer than 51 security holders in total in Canada; (ii) Canwest Global shall have obtained all necessary regulatory and other approvals, subject only to customary conditions, to delist its securities from the TSX Venture Exchange immediately following the Effective Time; (iii) Canwest Global shall not be in default of any of its obligations under Securities Laws as a reporting issuer; and (iv) Canwest Global and its subsidiaries (other than the Specified Affiliates) shall not be required to file any reports under Section 13(a) or 15(d) of the Exchange Act and shall not be required to register any of their respective securities under Section 12 of the Exchange Act;

(b)	each of the conditions set out in Section 10 of the Term Sheet in favour of the Subscriber;

(c)	the condition set out in Section 8(a) of the Shaw Support Agreement;

(d)	delivery by Restructured Canwest Global to the Subscriber of a share certificate of Restructured Canwest Global representing the Securities registered as set forth on the face page of this Agreement or delivery by Restructured Canwest Global of other evidence of ownership which is acceptable to the Subscriber, acting reasonably;

(e)	there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity and no application shall have been made to any Governmental Entity or action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction, which restrains, enjoins, delays, prevents, impedes or prohibits (or if granted could reasonably be expected to restrain, enjoin, delay, prevent, impede or prohibit), the consummation of the Recapitalization Transaction or any part thereof (including the Subscription), or requires or purports to require a variation of the Recapitalization Transaction or any part thereof (including the Subscription);

(f)	the Regulatory Approvals shall have been obtained;

(g)	the representations and warranties made by Canwest Global (i) in Sections 5.1(a)(i), 5.1(a)(ii), 5.1(b) and 5.1(d) shall be true and correct as of the date of this Agreement and shall be true and correct as if made on and as of the Effective Time, and (ii) in Sections 5.1(a)(iii), 5.1(a)(iv), 5.1(c), 5.1(e) through 5.1(j) and Schedule “B” of this Agreement and Section 5 of the Shaw Support Agreement shall be true and correct (in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them), as of the Effective Time as if made on and as of such time (except to the extent such representations and warranties speak as of an earlier date in which case accuracy will be determined as of such date) except where the failure or failures of all such representations and warranties to be so true and correct would not reasonably be expected to have a Material Adverse Effect; and Canwest Global shall have provided to the Subscriber a certificate of a senior officer of Canwest Global certifying such accuracy on the Closing Date;

(h)	Canwest Global shall have complied with or performed in all material respects its covenants herein and in the Shaw Support Agreement to be complied with or performed on or prior to the Effective Time, and Canwest Global shall have provided to the Subscriber a certificate of a senior officer of Canwest Global certifying that Canwest Global has so complied with its covenants herein and in the Shaw Support Agreement to be complied with or performed on or prior to the Effective Time;

(i)	the participation of any employee of a Specified Affiliate in a pension or benefit plan of Canwest Global or one of its subsidiaries (other than the Specified Affiliates) shall have been terminated, subject to the receipt of any required regulatory approval, and all inter-company plan participation agreements between a Specified Affiliate and Canwest Global or one of its subsidiaries (other than the Specified Affiliates) shall have been terminated, all in a manner acceptable to the Subscriber, acting reasonably, except to the extent that the failure to terminate such participation or inter-company plan participation agreements would not reasonably be expected to have a Material Adverse Effect; and

(j)	each of the transactions comprising the Recapitalization Transaction, other than the Subscription, shall be complete prior to or concurrently with the Subscription.
4.4	Exclusivity
(a)	Except as contemplated by Section 8 of the Shaw Support Agreement, Canwest Global shall not, directly or indirectly, through any officer, director, employee, representative (including any financial, legal or other advisor) or agent (collectively, a “Representative”) of Canwest Global or any Representative of any of its affiliates, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or entering into any agreement) any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than the Subscriber) regarding an Acquisition Proposal, (iii) accept, approve, endorse or recommend or propose publicly to accept, approve, endorse or recommend any Acquisition Proposal, or (iv) enter into, or publicly propose to enter into, any agreement in respect of an Acquisition Proposal.
(b)	Except as contemplated by Section 8 of the Shaw Support Agreement, Canwest Global shall, and shall cause its affiliates and its and their Representatives to, immediately terminate any existing solicitations, discussions or negotiations with any person (other than the Subscriber) that has made, indicated any interest to make or may reasonably be expected to make, an Acquisition Proposal. Canwest Global agrees not to release any third party from any standstill covenant to which it is a party, or amend, waive or modify in any way any such standstill covenant.

(c)	Except as contemplated by Section 8 of the Shaw Support Agreement, Canwest Global shall promptly (and in any event within 24 hours of receipt by Canwest Global) notify the Subscriber, at first orally and thereafter in writing, of any Acquisition Proposal, in each case received after the date hereof, of which it or any of its Representatives are or become aware, or any amendments to such Acquisition Proposal, any request for discussions or negotiations, or any request for non-public information relating to Canwest Global or any of its affiliates in connection with such Acquisition Proposal or for access to the books or records of Canwest Global or any of its affiliates by any person that informs Canwest Global or such affiliate that it is considering making, or has made, an Acquisition Proposal and any amendment thereto; and Canwest Global shall promptly provide to the Subscriber a description of the material terms and conditions of any such Acquisition Proposal or request. Canwest Global shall keep the Subscriber informed of any material change to the material terms of any such Acquisition Proposal.
4.5	Termination
(a)	This Agreement may be terminated at any time prior to the Effective Time by mutual written agreement of the Parties.

(b)	This Agreement may be terminated by the Subscriber at any time prior to the Effective Time:
(i)	if either of the conditions set forth in Section 4.3(g) or (h) is not satisfied, and the Closing has not occurred by the Outside Date solely because of the failure to satisfy such condition;

(ii)	if any condition set forth in Section 4.3 (other than Section 4.3(g) or (h)) of this Agreement is not satisfied or cannot reasonably be expected to be satisfied on or before the Outside Date and the Subscriber has not waived such condition;

(iii)	if any of the Participating Creditors breach, in any material respect, any of their representations, warranties, covenants or agreements set forth in the

Shaw Support Agreement which breach would result in a failure to satisfy any of the conditions set forth in Section 4.3 of this Agreement; or
(iv)	if the Shaw Support Agreement is terminated by the Consenting Noteholders in accordance with its terms;
provided, however, that the right to terminate this Agreement pursuant to this Section 4.5(b) shall not be available to the Subscriber where a breach of this Agreement by the Subscriber has been the cause of, or has resulted in, the event or condition or failure to meet a condition precedent giving rise to a right to terminate this Agreement pursuant to this Section 4.5(b).

(c)	This Agreement may be terminated by Canwest Global at any time prior to the Effective Time:
(i)	if the Shaw Support Agreement is terminated by Canwest Global in accordance with Section 8(d) of the Shaw Support Agreement;

(ii)	if any condition set forth in Section 4.2 of this Agreement is not satisfied or cannot reasonably be expected to be satisfied on or before the Outside Date and Canwest Global has not waived such condition; or

(iii)	if the Shaw Support Agreement is terminated by the Consenting Noteholders in accordance with its terms;
provided, however, that the right to terminate this Agreement pursuant to this Section 4.5(c) shall not be available to Canwest Global where a breach of this Agreement by Canwest Global has been the cause of, or has resulted in, the event or condition or failure to meet a condition precedent giving rise to a right to terminate this Agreement pursuant to this Section 4.5(c).
4.6	Termination Payments
(a)	In the event this Agreement is terminated by the Subscriber pursuant to Section 4.5(b)(i) or by Canwest Global pursuant to Section 4.5(c)(i) (each, a “Termination Payment Event”), Canwest Global shall pay, or cause to be paid, within two days of such termination, the Termination Fee and the expense reimbursement provide in Section 9.2 to the Subscriber by wire transfer of immediately available funds to an account specified by the Subscriber.

(b)	For greater certainty, Canwest Global shall not be obligated to make more than one payment of the Termination Fee and expense reimbursement under this Section 4.6.
In addition, in the event of termination of this Agreement pursuant to Section 4.5(c)(i), section 8(b) of the Confidentiality Agreement shall be amended automatically without any further action of the Parties by deleting the phrase “six months from the date” and replace it with the phrase

“three months from the date”. Canwest Global shall provide, and shall cause any of its affiliates that are party thereto to provide, the Subscriber with written confirmation of such amendment.
4.7	Effect of Termination
In the event the payments referred to in Section 4.6 are made as a result of a Termination Payment Event, then such payments shall be the sole and exclusive remedy of the Subscriber upon the termination of this Agreement; provided, however, that nothing contained in Section 4.6, shall relieve or have the effect of relieving Canwest Global in any way from liability for damages incurred or suffered by Shaw as a result of an intentional or wilful breach of this Agreement. In the event of termination of this Agreement pursuant to Section 4.6, this Agreement shall be of no further force and effect upon payment of the amounts required to be paid under Section 4.6 and any such payment will be the sole and exclusive remedy of the Subscriber.
4.8	Remedies
The Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, if this Agreement is not terminated by the non-breaching Party pursuant to a Termination Payment Event or Expense Payment Event as provided in Section 4.6, an award of money damages would be inadequate for any breach of this Agreement by any Party or its representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, in such circumstances the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties, provided, for certainty, that as provided in Section 4.6, if this Agreement is terminated as a result of a Termination Payment Event and the payments required to be made under Section 4.6 are made, such payments will be the sole and exclusive remedy of the Subscriber upon termination of this Agreement.
ARTICLE 5
REPRESENTATIONS, WARRANTIES AND COVENANTS OF CANWEST GLOBAL
5.1	Representations, Warranties and Covenants of Canwest Global
Canwest Global hereby makes to the Subscriber the representations and warranties set out in Schedule “B” hereto and further represents, warrants and covenants to the Subscriber (and Canwest Global acknowledges that the Subscriber is relying on such representations, warranties and covenants in connection with the transactions contemplated herein), that:
(a)	the execution, delivery and performance by Canwest Global of this Agreement,
(i)	is within its corporate power;

(ii)	has been duly authorized by all necessary corporate action;

(iii)	does not (A) contravene its articles of incorporation or by-laws, or other applicable constating documents, (B) violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to it or its Material Subsidiaries or any of their respective properties or assets, (C) conflict with or result in the breach of, or constitute a default under, any of its or its Material Subsidiaries material contractual obligations, or (D) result in the creation or imposition of any lien or encumbrance upon any of the property of Canwest Global or the Material Subsidiaries; and

(iv)	does not require the consent of, authorization by, approval of or notification to (A) any Governmental Entity, or (B) any party to any material Contract of Canwest Global or any of its Material Subsidiaries, except, with respect to clause (A) the Court and the relevant regulatory authorities with respect to the Regulatory Approvals, and, with respect to clause (B), such consents, authorizations, approvals and notifications listed in Schedule 5.1(a)(iv) hereto;
(b)	upon issuance of the Approval Order, this Agreement constitutes a valid and binding obligation of Canwest Global enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally or by general principles of equity, whether asserted in a proceeding in equity or law;

(c)	to the best of the knowledge after due inquiry of Thomas Strike, John Maguire and Richard Leipsic, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against it or any of its properties that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on its ability to execute and deliver this Agreement and to comply with its terms;

(d)	as of the Effective Time, the issuance of the Securities will have been duly authorized by all necessary action by Restructured Canwest Global, and, upon Restructured Canwest Global receiving the Aggregate Subscription Price (as set out in Section 4.2(a)), the Securities will be fully paid and non-assessable and validly issued and outstanding;

(e)	as of the date hereof, except as disclosed in the Information, the Data Room Information or the Plan, since September 1, 2009, there has not been (i) any Material Adverse Effect, (ii) any transaction which is material to Canwest Global and its Material Subsidiaries (taken as a whole), (iii) any obligation, direct or contingent (including any off-balance sheet obligations), incurred by Canwest Global and its Material Subsidiaries, which is material to Canwest Global and its Material Subsidiaries (taken as a whole), (iv) any material change in the capital or outstanding indebtedness of Canwest Global and its Material Subsidiaries (taken as a whole), or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of Canwest Global or CMI;

(f)	as of the date hereof, each of Canwest Global and CMI has filed with the Canadian Securities Administrators all documents required to be filed by it under Securities Laws, as applicable, and none of such documents contain a misrepresentation as defined under applicable Securities Laws;

(g)	the Material Subsidiaries are all of the operating subsidiaries of Canwest Global, other than stand-alone production companies, carrying on the broadcasting business (including the over-the-air and specialty television business) of Canwest Global and its subsidiaries;

(h)	each of Canwest Global, CMI, CTLP and Canwest MediaWorks Ireland Holdings has, as at the dates specified therein, authorized, issued and outstanding capitalization as set forth in Schedule “D” hereto;

(i)	neither Canwest MediaWorks Ireland Holdings nor Canwest Ireland Nominee Ltd. has any assets or liabilities other than (i) customary liabilities associated with a holding company, (ii) the Secured Intercompany Note and the Unsecured Promissory Note, (iii) guarantees of the Notes, (iv) intercompany obligations owed to Canwest MediaWorks Ireland Holdings by CMI in the amount of approximately $72,000,000 and (v) a right of redemption in favour of CMI, the holder of the preferred shares of Canwest MediaWorks Ireland Holdings;

(j)	Canwest Global and its subsidiaries other than the Specified Affiliates will: (i) ensure that all ancillary and subsequent Court orders (“Other Restructuring Orders”) issued in connection with the filing by Canwest Global and certain of its subsidiaries (other than the Specified Affiliates) under the CCAA at any time shall be in form and substance satisfactory to the Subscriber, acting reasonably; and (ii) comply with all terms of the Initial Order and all Other Restructuring Orders at all times; and

(k)	Canwest Global will use commercially reasonable efforts to, or to cause its subsidiaries to, terminate the participation of any employee of a Specified Affiliate in a pension or benefit plan of Canwest Global or one of its subsidiaries (other than the Specified Affiliates), subject to the receipt of any required regulatory approval, and to terminate all inter-company plan participation agreements between a Specified Affiliate and Canwest Global and one of its subsidiaries (other than the Specified Affiliates).
5.2	Conduct of Business Prior to Closing
Except with respect to the implementation of the Plan and the transactions contemplated thereby and herein, Canwest Global:
(a)	shall and shall cause the Material Subsidiaries to, except as contemplated by the Recapitalization Transaction, operate their businesses in the ordinary course of business, and, in any event, shall not make a public announcement in respect of, enter into any agreement or letter of intent with respect to, or attempt to consummate, any transaction or agreement that could reasonably be expected to materially adversely affect any of Canwest Global or the Material Subsidiaries;
(b)	shall and shall cause the Material Subsidiaries to maintain appropriate insurance coverage in amounts and on terms that are customary in the industries in which they conduct business, except to the extent that Canwest Global is unable to renew or replace its existing directors’ and officers’ liability insurance policies;

(c)	shall not and shall ensure that the Material Subsidiaries shall not:
(i)	amalgamate, consolidate with or merge into or sell all or substantially all of their assets to another entity, or change the nature of their business or their corporate or capital structure, except with the prior written consent of the Subscriber;

(ii)	prepay, redeem prior to maturity, defease, repurchase or make other prepayments in respect of any Indebtedness (other than as required under the CIT Credit Agreement or the Secured Intercompany Note and other than any repayment of the CIT Credit Agreement in connection with the revolving nature thereof);

(iii)	transfer, lease or otherwise dispose of all or any part of its property, assets or undertaking over $1,000,000 at any one time or aggregating over $5,000,000 from the date hereof until Closing, except with the prior written consent of the Subscriber, provided that, for greater certainty, this Section 5.2(c)(iii) shall not restrict (A) the sale of the real estate assets of the Victoria and Red Deer E Stations, and (B) the sale of the corporate jet aircraft referenced in Schedule “D”;

(iv)	create, incur or guarantee any Indebtedness, other than Indebtedness and guarantees existing on the date hereof that have been disclosed in writing to the Subscriber and Indebtedness under (and guarantees in respect of) the 8% Notes, the 8% Note Indenture, the CIT Credit Agreement, the Secured Intercompany Note and the Unsecured Promissory Note;

(v)	make any new investments or acquisitions of any kind, direct or indirect, other than investments in CTLP by CMI and other than in the ordinary course of business;

(vi)	create any Liens on their respective property, assets or undertaking other than Permitted Liens; or

(vii)	establish or fund any directors or employees trusts, or purchase or fund any additional directors’ and officers’ insurance, in each case unless approved by the Subscriber, except for the renewal or extension of the directors’ and officers’ insurance currently in place and any additional insurance as contemplated by section B(dd) of the Canwest Global Term Sheet and except for a trust to hold the funds contributed by Canwest

Limited Partnership in respect of funding a portion of the key employee retention plans of CMI.
5.3	Access to Information
Upon reasonable notice, Canwest Global agrees to continue to provide the Subscriber and its representatives with reasonable access (without disruption to the conduct of Canwest Global’s business) during normal business hours to all books, records, information and files in its possession and control and access to its personnel on an as reasonably requested basis as well as reasonable access to the properties of Canwest Global and its subsidiaries other than the Specified Affiliates in order to allow the Subscriber to continue to conduct such investigations as the Subscriber may consider necessary or advisable, and further agrees to assist the Subscriber in all reasonable ways in any confirmatory due diligence investigations which the Subscriber may wish to conduct. Any investigation by the Subscriber or its representatives shall not mitigate, diminish or affect the representations and warranties of Canwest Global contained in this Agreement or any document or certificate given pursuant hereto.
ARTICLE 6
ACKNOWLEDGEMENTS, REPRESENTATIONS, WARRANTIES AND COVENANTS
OF THE SUBSCRIBER
6.1	Acknowledgements of the Subscriber
(a)	The Subscriber acknowledges that it is responsible for obtaining such legal advice as it considers appropriate in connection with the Issuance and the execution, delivery and performance by it of this Agreement.

(b)	The Subscriber acknowledges that continued value in the equity interest held by Canwest Global, directly or indirectly, in the Canwest Limited Partnership and its subsidiaries is not a condition of the entering into and execution of this Agreement or the consummation of the Subscription.
6.2	Representations, Warranties and Covenants of the Subscriber
By executing this Agreement, the Subscriber represents and warrants to Canwest Global and Restructured Canwest Global and covenants (and acknowledges that each of Canwest Global and Restructured Canwest Global is relying on such representations and warranties in connection with the transactions contemplated herein), that:
(a)	the execution, delivery and performance by the Subscriber of this Agreement:
(i)	is within its corporate power;

(ii)	have been duly authorized by all necessary corporate action;

(iii)	do not (A) contravene its articles, by-laws or limited partnership agreement or other constating documents, (B) violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to it or any of its properties or assets, (C) conflict with or result in the breach of, or constitute a default under, any of its material contractual obligations, or (D) result in the creation or imposition of any lien or encumbrance upon any of the property of the Subscriber; and
(iv)	do not require the consent of, authorization by, approval of or notification to any Governmental Entity other than the Court and the relevant regulatory authorities with respect to the Regulatory Approvals;
(b)	this Agreement constitutes a valid and binding obligation of the Subscriber enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally or by general principles of equity, whether asserted in a proceeding in equity or law;

(c)	to the best of the knowledge after due inquiry of Peter Bissonnette, Steve Wilson and Ken Stein, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against the Subscriber or any of its properties that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Subscriber’s ability to execute and deliver this Agreement and to comply with its terms;

(d)	the Subscriber does not act jointly or in concert with any other person or company for the purposes of acquiring Securities of Canwest Global or Restructured Canwest Global;

(e)	the funds representing the Aggregate Subscription Price which will be advanced by the Subscriber to Restructured Canwest Global hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) and the Subscriber acknowledges that Restructured Canwest Global may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA. To the best of its knowledge, none of the subscription funds to be provided by the Subscriber (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber, and it shall (A) promptly notify Restructured Canwest Global if the Subscriber discovers that any of such representations ceases to be true, and (B) provide Restructured Canwest Global with appropriate information in connection therewith;

(f)	the Subscriber is, and will be at all times prior to the Effective Time, a Canadian (as such term is defined in the Direction); and

(g)	the Subscriber shall (i) pursue, support and use commercially reasonable efforts to complete the Subscription in good faith, (ii) do all things that are reasonably necessary and appropriate in furtherance of, and to consummate and make effective, the Subscription, including, without limitation, using commercially reasonable efforts to satisfy the conditions precedent set forth in the Agreement, and (iii) not take any action, directly or indirectly, that is materially inconsistent with, or is intended or is likely to interfere with the consummation of, the Subscription.
ARTICLE 7
ADDITIONAL COVENANTS
7.1	Recapitalization Transaction and Creditors’ Meeting
(a)	Canwest Global shall: (i) pursue, support and use commercially reasonable efforts to complete the Recapitalization Transaction (including the Subscription) in good faith, (ii) do all things that are reasonably necessary and appropriate in furtherance of, and to consummate and make effective, the Recapitalization Transaction (including the Subscription), including, without limitation, using commercially reasonable efforts to satisfy the conditions precedent set forth in this Agreement, (iii) not take any action, directly or indirectly, that is materially inconsistent with, or is intended or is likely to interfere with the consummation of, the Recapitalization Transaction (including the Subscription) and (iv) use all commercially reasonable efforts to oppose, lift or rescind any decision, order, decree, application, action or investigation (announced, threatened or commenced) referred to in Sections 4.2(d) and 4.3(e).

(b)	Canwest Global shall provide draft copies of all motions or applications and other documents it and its subsidiaries other than the Specified Affiliates intend to file with the Court to the Subscriber and its counsel at least three days prior to the date when Canwest Global intends to file such document (except in exigent circumstances where Canwest Global shall provide the documents within such time prior to the filing as is practicable) and such filings shall be in form and substance acceptable to the Subscriber and its counsel, acting reasonably.

(c)	Canwest Global shall prepare an information circular (the “Circular”) in respect of the creditors’ meeting (the “Creditors Meeting”) to be held to approve the Recapitalization Transaction, and shall provide the Subscriber with a reasonable opportunity to review and comment on the Circular, and, on a date to be agreed by the Parties, shall cause the Circular to be mailed to creditors and filed as required by the Order and applicable laws.

(d)	Canwest Global shall seek an order of the Court to call and hold the Creditors Meeting for the purposes of considering the Recapitalization Transaction. The Creditors Meeting shall be held on a Business Day to be agreed upon by the parties, acting reasonably, and shall be conducted in accordance with such order and applicable laws. Canwest Global shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Creditors Meeting, except with the Subscriber’s prior written consent, which consent shall not be unreasonably withheld, or as required by applicable laws, an order of a court or for quorum purposes. Canwest Global shall provide notice to the Subscriber of the Creditors Meeting and allow the Subscriber’s Representatives to attend the Creditors Meeting.
7.2	Regulatory and Other Approvals
(a)	Subject to the terms and conditions of this Agreement, the Subscriber and Canwest Global shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to obtain the Regulatory Approvals as soon as practicable, including, without limitation:
(i)	preparing as promptly as practicable and filing on a date to be agreed by the Parties, (i) the CRTC Application and (ii) a request for an advance ruling certificate pursuant to section 102 of the Competition Act or a no action letter with a waiver of the requirement to make a pre-merger notification filing under Part IX of the Competition Act, and/or a pre-merger notification filing under Part IX of the Competition Act, and in connection with (i) and (ii) above, to promptly respond to requests from any Governmental Entity in connection with the Regulatory Approvals for information. In this regard, subject to Sections 7.2(b) and 7.2(d), the Subscriber, on behalf of Canwest Global, will promptly make all applications, notifications, filings and other communications required in connection with the Regulatory Approvals except that Canwest Global’s portion of a pre-merger notification filing under Part IX of the Competition Act, if required, will promptly be made by Canwest Global;

(ii)	obtaining and maintaining all approvals, clearances, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity or other third party that are necessary, proper or advisable to consummate the Recapitalization Transaction; and

(iii)	opposing, lifting or rescinding any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Recapitalization Transaction and to contest, defend in good faith, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby.
(b)	The Parties shall co-operate in the preparation of any application for the Regulatory Approvals and any other orders, clearances, consents, rulings, exemptions and approvals reasonably determined by the Subscriber or Canwest Global to be necessary or otherwise advisable under Applicable Laws in connection with the Recapitalization Transaction and this Agreement. Without limiting the forgoing, the Parties shall co-operate to obtain all necessary regulatory and other approvals for Canwest Global to cease to be a reporting issuer and delist Canwest Global’s securities from the TSX Venture Exchange following the Effective Time. In connection with the foregoing, each Party shall furnish, on a timely basis, and as promptly as practicable following a request by any Governmental Entity, or, where applicable, within such time as requested by the applicable Governmental Entity, all information as may be reasonably required to effectuate the foregoing actions, and each covenants that, to its knowledge, no information so furnished by it in writing will contain a misrepresentation.

(c)	Where available, the Parties shall request that any application for the Regulatory Approvals be processed by the applicable Governmental Entity on an expedited basis.

(d)	Subject to Applicable Laws, the Subscriber and Canwest Global shall cooperate with and keep each other fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall fully and promptly notify each other of any communication from any Governmental Entity in respect of the Recapitalization Transaction or this Agreement. The Subscriber and Canwest Global will provide each other with copies of and give each other the opportunity to approve all applications, notifications, filings and other communications prepared in draft form prior to submission to the relevant Governmental Entity, deleting information that is confidential or providing such copies on an external counsel-only basis. The Subscriber and Canwest Global will afford the other the opportunity with reasonable prior notice to attend any meeting, telephone or video conference organized with any Governmental Entity in relation to the Regulatory Approvals.

(e)	Notwithstanding anything in this Agreement to the contrary, if any objections are asserted with respect to the transactions contemplated hereby under the Competition Act or the Broadcasting Act or if any Governmental Entity imposes conditions on the Regulatory Approvals or if any Proceeding is instituted or threatened by any Governmental Entity challenging or which could reasonably lead to a challenge of the Recapitalization Transaction as in violation of, or not in compliance with the requirements of the Competition Act or the Broadcasting Act, Canwest Global and the Subscriber shall use their commercially reasonable efforts to resolve such objections or Proceeding so as to allow the Effective Time to occur prior to the Outside Date. Notwithstanding the above, the Subscriber shall not be required to dispose of a material asset or agree to change any business conduct that would reasonably be expected to have a material impact on the Subscriber’s or Restructured Canwest Global’s business operations in order to obtain the Regulatory Approvals.

(f)	The Subscriber and Canwest Global shall each pay 50% of all filing fees, required in connection with obtaining the Competition Act Approval.

(g)	Upon the execution and delivery of this Agreement, the Subscriber shall cooperate with Canwest Global, acting reasonably, in the preparation of and the obtaining of the Approval Order.
7.3	Public Communications
Neither Canwest Global nor the Subscriber shall issue any news release relating to this Agreement or the Recapitalization Transaction without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under Applicable Laws (including, without limitation, Securities Laws), and in such circumstances such Party shall use its commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing.
ARTICLE 8
SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS
8.1	Survival of Representations, Warranties and Covenants of Canwest Global
The representations, warranties and covenants of Canwest Global contained in this Subscription Agreement shall not survive the Closing.
8.2	Survival of Representations, Warranties and Covenants of the Subscriber
The representations, warranties and covenants of the Subscriber contained in this Subscription Agreement shall not survive the Closing.
ARTICLE 9
MISCELLANEOUS
9.1	Further Assurances
Each Party shall take all such actions as are commercially reasonable, deliver to the other Party such further information and documents and execute and deliver to the other Party such further instruments and agreements as the other Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to the other Party the benefits of this Agreement; provided, however, that this provision shall not be interpreted as affecting, restricting or influencing the manner in which a Party may exercise any approval, consent or other right in respect of the conditions to Closing or the right of a Party to not waive a condition.
9.2	Expense Reimbursement
Canwest Global shall promptly pay, contemporaneously with the Closing or within two days of any Termination Payment Event, any and all out-of-pocket fees and expenses incurred by the

Subscriber or any affiliate thereof in connection with this Agreement, and any and all documents, discussions, negotiations, correspondence, enquiries and other activities relating hereto and the Recapitalization Transaction (including the transactions contemplated hereby), including, without limitation, the fees and expenses of legal and financial advisors, accountants, appraisers of other consultants or advisors, but subject to an aggregate maximum amount of $2,500,000.
9.3	Notices
All notices and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile or e-mail transmission, in each case addressed to the particular Party:

(a)	in the case of Canwest Global or Restructured Canwest Global, to:

Canwest Global Communications Corp.
3100 Canwest Place
201 Portage Ave
Winnipeg, Manitoba R3B 3L7

	Attention:	General Counsel
	Facsimile:	204-947-9841
	E-mail:	rleipsic@canwest.com

With a required copy by e-mail or facsimile (which shall not be deemed notice) to:

Osler, Hoskin & Harcourt LLP
1 First Canadian Place
100 King Street West
61st Floor
Toronto, Ontario M5X 1B8

	Attention:	Douglas R. Marshall
	E-mail:	dmarshall@osler.com
	Facsimile:	416-862-6666

(b)	in the case of the Subscriber, to:

Shaw Communications Inc.
Suite 900, 630 — 3rd Avenue SW
Calgary, Alberta T2P 4L4

	Attention:	Chief Financial Officer
	E-mail:	steve.wilson@sjrb.ca
	Facsimile:	403-750-7469

With a required copy by e-mail or facsimile (which shall not be deemed notice) to:

Shaw Communications Inc.
Suite 900, 630 — 3rd Avenue SW
Calgary, Alberta T2P 4L4

Attention:	Vice President, Law
E-mail:	peter.johnson@sjrb.ca
Facsimile:	403-716-6544
or at such other address of which either Party may, from time to time, advise the other Party by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.
9.4	No Partnership
Nothing herein shall constitute or be construed to constitute a partnership of any kind whatsoever between the Subscriber, Canwest Global or Restructured Canwest Global.
9.5	Miscellaneous
(a)	The headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

(b)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(c)	This Agreement (including the Term Sheet), the Shaw Support Agreement and the amended and restated confidentiality agreement (the “Confidentiality Agreement”) dated December 2, 2009 between Canwest Global, CW Investments Co. and the Subscriber (other than the provisions that restrict the Subscriber’s ability to engage in discussions with the Ad Hoc Committee which shall no longer apply to prevent any such discussions) constitute the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof. In addition, upon Closing, the Confidentiality Agreement shall terminate and be of no further force or effect.

(d)	Any person signing this Subscription Agreement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Subscription Agreement on behalf of the Party he/she represents and that his/her signature upon this Subscription Agreement will bind the represented Party to the terms hereof, and (ii) acknowledges that the other Party has relied upon such representation and warranty.

(e)	This Agreement (including the Term Sheet) may be modified, amended or supplemented as to any matter by an instrument in writing signed by Canwest Global and the Subscriber.

(f)	Any date, time or period referred to in this Agreement shall be of the essence, except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(g)	If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(h)	This Agreement shall be binding upon and enure to the benefit of the Parties hereto and each of their respective successors, assigns, heirs and personal representatives, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party hereto, except that (i) Canwest Global may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to Restructured Canwest Global without the prior written consent of the Subscriber, and (ii) the Subscriber may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement to a wholly-owned, direct or indirect, subsidiary without the prior written consent of Restructured Canwest Global and such subsidiary shall be deemed to be the Subscriber for all purposes of this Agreement. For purposes of paragraph (ii), a “subsidiary” of the Subscriber shall not include Corus Entertainment Inc.

Notwithstanding any assignment, delegation or transfer by a transferring Party to a permitted transferee pursuant to this Agreement, each of the Parties hereby agrees that it shall not be released from any of its obligations under this Agreement.

(i)	Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and their respective permitted transferees pursuant to Section 9.5(h) of this Agreement, and no other person or entity shall be a third-party beneficiary hereof.

(j)	All references to “$” in this Agreement are to Canadian dollar amounts unless otherwise specified.

(k)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law. Each Party submits to the exclusive jurisdiction of the courts of the Province of Ontario in any action or proceeding arising out of or relating to this Agreement.

(l)	The Parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any Party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the Parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

(m)	This Agreement may be signed in counterparts, each of which, when taken together, shall be deemed an original. Execution of this Agreement is effective if a signature is delivered by facsimile transmission or electronic (e.g., pdf) transmission.
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SCHEDULE “A”
TERM SHEET
See attached.

CONFIDENTIAL
RESTRUCTURED CANWEST GLOBAL
TERM SHEET
The following is a summary of the principal terms of a transaction between Canwest Global Communications Corp. (“Canwest Global”), as restructured as provided herein, or a newly incorporated company (such restructured or newly incorporated company is referred to in this Term Sheet as “Restructured Canwest Global”) and Shaw Communications Inc. or a direct or indirect, wholly-owned subsidiary that is Canadian (as defined in the Direction to the CRTC (Ineligibility of Non Canadians) (the “Direction”)) (Shaw and any such designated subsidiary being collectively referred to herein as “Shaw”).1 All references to $ are to Canadian dollar amounts unless otherwise specified.
This Term Sheet does not create any obligations on the part of Canwest Global, CMI, Shaw or any other person, until such party has executed a subscription agreement (the “Subscription Agreement”) attaching this Term Sheet and such Subscription Agreement has become effective and binding on such party in accordance with its terms, at which time this Term Sheet shall be binding upon such party.
Terms used with initial capitals that are not defined in this Term Sheet have the meanings ascribed to such terms in the Subscription Agreement. For purposes of this Term Sheet, “Participating Creditors” means those creditors that are permitted hereunder and that have elected to receive shares of Restructured Canwest Global under Section 3 below and “Non-Participating Creditors” means those creditors that are not permitted hereunder or that have elected not to receive shares of Restructured Canwest under Section 3 below.
This Term Sheet shall constitute neither an offer to sell, buy or exchange into, nor the solicitation of an offer to sell, buy or exchange into, any of the securities or instruments referred to herein. Furthermore, until a party has executed a Subscription Agreement attaching this Term Sheet and such Subscription Agreement has become effective and binding upon such party in accordance with its terms, nothing herein constitutes a commitment to agree to or otherwise engage in the transactions contemplated herein.
Principal Terms of Investment in Restructured Canwest Global

1. Restructured Canwest Global:
If agreed by each of Canwest Global, Shaw and the Ad Hoc Committee, each acting reasonably, Restructured Canwest Global will be a newly created corporation, incorporated under the Canada Business Corporations Act.

Canwest Global and CMI, in consultation with their

[1]	Corus Entertainment Inc. will not be participating with Shaw in this transaction and will therefore not be a designated subsidiary for these purposes.

legal and financial advisors and the legal and financial advisors to Shaw, shall use their commercially reasonable efforts to structure and complete the Plan (including any reorganization transactions occurring prior to or as part of the Plan) in the most tax effective manner, and the Plan shall be in a form consistent with the Shaw Support Agreement (as defined in the Subscription Agreement) and otherwise in a form acceptable to Shaw, acting reasonably. The restructuring of Canwest Global and CMI may include the transfer of certain assets and/or shares of one or more of the wholly-owned Subsidiaries to other wholly-owned Subsidiaries as agreed upon by Canwest Global, CMI and Shaw and as subject to prior approval of the CRTC, if required.

Following the Recapitalization Transaction, Restructured Canwest Global will be a private company and will apply to terminate its listing on the TSX Venture Exchange and will apply to applicable securities regulatory authorities to cease to be a reporting issuer.

2. Shareholders:	On closing of the Subscription and completion of the Recapitalization Transaction, shareholders of Restructured Canwest Global shall include:

(i)     Shaw, which will hold a minimum of 20% of the outstanding equity shares of Restructured Canwest Global that are issued and outstanding immediately after giving effect to the Recapitalization Transaction; and

(ii) the Participating Creditors.

3. Distributions under the Plan:	For the purposes of this Term Sheet:

“affected creditors” means those creditors whose claims are compromised under the Plan and include, for greater certainty, the Noteholders;

“Consenting Noteholder Percentage” means a percentage equal to US$5 million (converted to Canadian dollars based on the exchange rate set forth in section C.10 of the Canwest Global Term Sheet (as defined below)) divided by $408 million;

“Equity Value” means $475 million, being the

implied equity value of Restructured Canwest Global based on the percentage equity interest represented by the Minimum Shaw Commitment (as defined below);

“Existing Shareholder Percentage” means 0.023, being the percentage of the Equity Value to be allocated to the existing shareholders of record of Canwest Global in accordance with Section 3(x) hereof;

“Initial Claims Fraction” means the decimal number resulting from taking 1 and subtracting from it (a) the Consenting Noteholder Percentage and (b) 0.20 (being the percentage equity interest in Restructured Canwest Global to be allocated to Shaw on account of the Minimum Shaw Commitment);

“Noteholder Percentage” means, with respect to any Noteholder, the percentage obtained by dividing the aggregate principal face value of all notes held by such Noteholder relative to the aggregate principal face value of all Notes; and

“Support Agreement Consideration” means an amount equal to the Consenting Noteholder Percentage multiplied by the Equity Value, being the consideration payable to certain Noteholders pursuant to Section C.5 of the Canwest Global Term Sheet.

As part of the Recapitalization Transaction:

(i)     if an affected creditor under the Plan, including a Noteholder (or one or more Noteholders agreed by Canwest Global and the Subscriber to be treated as one Noteholder for such purpose), would, individually on a pro forma basis, hold at least 5% of the outstanding equity shares of Restructured Canwest Global if it elected to receive shares of Restructured Canwest Global in full and final satisfaction of any CMI Proven Distribution Claim, any CTLP Proven Distribution Claim and any entitlement to distributions pursuant to the Noteholder Guarantee Distribution Amount (as defined below) and the Support Agreement Consideration, then such an affected creditor may elect to receive shares of Restructured Canwest Global in full and final satisfaction of all of its CMI Proven Distribution Claims, CTLP Proven Distribution Claims and entitlements, if any, in respect of the Noteholder Guarantee Distribution Amount and the Support Agreement Consideration (provided that, for greater certainty, if an affected creditor, other than a Consenting Noteholder who is a member of the Ad Hoc Committee of Noteholders that elects to receive shares and cash pursuant to Section 6(e) of the Shaw Support Agreement, elects to receive shares of Restructured Canwest Global as above, it shall receive shares in respect of all such claims and not a combination of cash and shares);

(ii)    each affected creditor with a CMI Proven Distribution Claim that is permitted hereunder and elects to receive shares of Restructured Canwest Global in full and final satisfaction of its CMI Proven Distribution Claim shall receive that number of shares in Restructured Canwest Global which represents a percentage ownership of the outstanding equity shares of Restructured Canwest Global equal to such affected creditor’s CMI Percentage of the number obtained by multiplying (A) the Initial Claims Fraction by (B) the number obtained by dividing $109 million by $283 million;

(iii)   each affected creditor with a CMI Proven Distribution Claim that is not permitted hereunder to, or otherwise elects not to, receive shares of Restructured Canwest Global in full and final satisfaction of its CMI Proven Distribution Claim shall receive a cash payment equal to such affected creditor’s CMI Percentage of the amount obtained by multiplying (A) the Equity Value by (B) the number obtained by multiplying (y) the Initial Claims Fraction by (z) the number obtained by dividing $109 million by $283 million;

(iv)   each affected creditor with a CTLP Proven Distribution Claim that is permitted hereunder and elects to receive shares of Restructured Canwest Global in full and final satisfaction of its CTLP Proven Distribution Claim shall receive that number of shares in Restructured Canwest Global which represents a percentage ownership of the outstanding equity shares of Restructured Canwest Global equal to such affected creditor’s CTLP Percentage of the number obtained by multiplying (A) the Initial Claims Fraction by (B) the number obtained by dividing $129 million by $283 million;

(v)    each affected creditor with a CTLP Proven Distribution Claim that is not permitted hereunder to, or otherwise elects not to, receive shares of Restructured Canwest Global in full and final satisfaction of its CTLP Proven Distribution Claim shall receive a cash payment equal to such affected creditor’s CTLP Percentage of the amount obtained by multiplying (A) the Equity Value by (B) the number obtained by multiplying (y) the Initial Claims Fraction by (z) the number obtained by dividing $129 million by $283 million;

(vi)   having regard for the guarantee of the Notes by Irish Holdco and having regard to the Secured Intercompany Note, each of the Noteholders will be entitled to receive its pro rata entitlement to the amount obtained by multiplying (A) the Equity Value by (B) the number obtained by multiplying (x) the Initial Claims Fraction by (y) the number obtained by dividing $45 million by $283 million and then (z) subtracting the Existing Shareholder Percentage (the “Noteholder Guarantee Distribution Amount”);

(vii)  each of the Noteholders that is permitted hereunder and elects to receive shares of Restructured Canwest Global in satisfaction of its pro rata entitlement to the Noteholder Guarantee Distribution Amount shall receive that number of shares in Restructured Canwest Global which represents a percentage ownership of the outstanding equity shares of Restructured Canwest Global equal to such Noteholder’s Noteholder Percentage of the number obtained by multiplying (A) the Initial Claims Fraction by (B) the number obtained by dividing $45 million by $283 million and then (C) subtracting the

Existing Shareholder Percentage;

(viii)  each of the Noteholders that is not permitted hereunder to, or otherwise elects not to, receive shares of Restructured Canwest Global in satisfaction of its pro rata entitlement to the Noteholder Guarantee Distribution Amount shall receive a cash payment equal to the Noteholder’s Noteholder Percentage of the Noteholder Guarantee Distribution Amount;

(ix)    each of the Consenting Noteholders that is a Participating Creditor will receive that number of additional shares in Restructured Canwest Global which represents a percentage ownership of the outstanding equity shares of Restructured Canwest Global equal to such Noteholder’s pro rata entitlement to the Consenting Noteholder Percentage;

(x) each of the Consenting Noteholders that is a Non-Participating Creditor will receive a cash payment equal to such Noteholder’s pro rata entitlement to the Support Agreement Consideration; and

(xi)    each of the shareholders of record of Canwest Global will, in exchange for their existing shares in the capital of Canwest Global, receive (directly or indirectly) a cash payment equal to such shareholders’ pro rata entitlement (based on the number of shares owned by such shareholder of Canwest Global and, for greater certainty, without taking into account the number of votes attributed to each such share) to the amount obtained by multiplying (A) the Equity Value by (B) the Existing Shareholder Percentage;.

Under the Plan, the claims of (i) each affected creditor with CMI Proven Distribution Claims or CTLP Proven Distribution Claims of $5,000 or less (such a claim is referred to as a “CMI Minimum Claim” in the case of a CMI Proven Distribution Claim and is referred to as a “CTLP Minimum Claim” in the case of a CTLP Proven Distribution Claim) and (ii) each affected creditor with CMI Proven Distribution Claims or CTLP Proven Distribution Claims in excess of the CMI Minimum Claim or CTLP Minimum Claim, as applicable, but who has elected to value such claims at the CMI Minimum Claim or CTLP Minimum Claim, as applicable, for purposes of the Plan (collectively, the “Convenience Class Claims”) shall be valued for purposes of the calculations set forth in this Section 3, for voting on the Plan and for receiving distributions under the Plan, if applicable, at an amount equal to the lesser of (a) the CMI Minimum Claim or the CTLP Minimum Claim, as the case may be, and (b) the value of the applicable CMI Proven Distribution Claim or CTLP Proven Distribution Claim.

Notwithstanding anything to the contrary in this Section 3, each affected creditor holding one or more CMI Proven Distribution Claims or CTLP Proven Distribution Claims that are Convenience Class Claims will receive a cash payment from Canwest Global that, together with the cash payments set forth in subsections (iii) and (v) of this Section 3, is equal to the lesser of (A) the CMI Minimum Claim or the CTLP Minimum Claim, as applicable and (B) the value of such creditor’s CMI Proven Distribution Claims or CTLP Proven Distribution Claims, as the case may be, in full and final satisfaction of such claims. The Plan shall provide that each affected creditor whose Convenience Class Claims are paid in full shall be deemed to vote in favour of the Plan.

The Parties acknowledge and agree that, for so long as the Equity Value (as defined in the Canwest Global Term Sheet) is not amended, any amendment to the Canwest Global Term Sheet that affects matters as between affected creditors (and not Shaw) shall not be an amendment that requires Shaw’s consent or approval and corresponding changes shall be made to the foregoing provisions.

4. Existing Equity Entitlements:	Existing shareholders of Canwest Global will (directly or indirectly) receive a cash payment as set out in Section 3, and their equity shall be extinguished under the Plan.

All equity compensation plans of Canwest Global will be terminated on closing of the Recapitalization Transaction and any outstanding options, restricted share units or other equity-based awards outstanding thereunder will be terminated and cancelled without compensation.

5. Share Capital and Articles:	The share capital of Restructured Canwest Global will be comprised of the following classes of shares (which are described in greater detail in Schedule “A” to this Term Sheet):

(i) Class A Voting Shares issued to Shaw,

(ii) Non-Voting Shares issued to Participating Creditors, and

(iii) Class B Subordinated Voting Shares issued to Participating Creditors;

provided that:

(iv) the Non-Voting Shares and Class B Subordinated Voting Shares shall trade as a unit on closing of the Subscription and completion of the Recapitalization Transaction; and

(v)    a fraction of a Class B Subordinated Voting Share will attach to each whole Non-Voting Share such that immediately following the Recapitalization Transaction, Class B Subordinated Voting Shares will represent, in aggregate, 20% in number (and, for greater certainty, only 20% of the total votes) of the total outstanding Class A Voting Shares and Class B Subordinated Voting Shares.

6. Investment:
Shaw will subscribe for a minimum $95 million in the aggregate (the “Minimum Shaw Commitment”) of Class A Voting Shares representing a 20% equity and 80% voting interest in Restructured Canwest Global on the date of implementation of the Recapitalization Transaction (the “Closing Date”).

In addition, subject to Section 7 below, Shaw will subscribe for an additional amount of equity shares, at the same per share purchase price applicable to the Minimum Shaw Commitment, equal to the aggregate of the cash amounts paid under Sections 3(iii), 3(v), 3(viii), 3(x) and 3(xi) (the “Additional Commitment” and, together with the Minimum Shaw Commitment, the “Shaw Funding Commitment”).

The subscription proceeds received from the Additional Commitment will be used to fund the cash payments set out in Section 3. The subscription proceeds received from the Minimum Shaw Commitment will be used as follows: $85 million shall be distributed to Noteholders pursuant to the Plan in connection with partial payment of the Secured Intercompany Note, and the balance for working capital purposes.

7. Additional Ad Hoc Committee Members’ Investment:
Members of the Ad Hoc Committee of Noteholders will have the right to elect to participate pro rata (based on the pro forma ratio of equity in Restructured Canwest allocated to Shaw to equity allocated to the Ad Hoc Committee) with Shaw in the funding of the Additional Commitment, at the same per share purchase price applicable to the Minimum Shaw Commitment.

The subscription proceeds received from the above equity subscriptions, if any, will be used to fund the cash payments set out in Section 3.

8. Restructured Canwest Global Shareholders Agreement:
Restructured Canwest Global, Shaw and the Participating Creditors will enter into a definitive shareholders agreement (the “Canwest Global Shareholders Agreement”) governing their interest in and the operation of Restructured Canwest Global. The Canwest Global Shareholders Agreement will provide for:

(i) the matters set out in Schedule “B” to this Term Sheet;

(ii) the Special Approval Matters set out in Schedule “C” to this Term Sheet; and

(iii) such other terms as are customary for a shareholder agreement in these circumstances.

9. Acknowledgement; Support Agreement:
Shaw acknowledges that it has been provided with a copy of the term sheet (the “Canwest Global Term Sheet”) attached as Schedule “C” to the Support Agreement (as defined in the Subscription Agreement) in respect of the Recapitalization Transaction and acknowledges its terms. Canwest Global, Shaw and Consenting Noteholders holding at least 72% of the principal amount of 8% senior subordinated notes due 2012 issued by CMI shall enter into the Shaw Support Agreement. Pursuant to the Shaw Support Agreement, inter alia: (i) the Consenting Noteholders will agree to vote in favour of and support the Recapitalization Transaction (as amended pursuant to this Term Sheet) and the Subscription, subject to the termination provisions set out therein, and (ii) the members of the

Ad Hoc Committee will covenant to elect to be designated a Participating Creditor and receive shares of Restructured Canwest Global as contemplated by Section 3.

10. Conditions:
Completion of the Subscription (including, without limitation, Restructured Canwest Global’s commitment to issue shares and the Shaw Funding Commitment) is conditional upon the completion of the Recapitalization Transaction and the implementation of the Plan.

The completion of the Subscription (including, without limitation, the Shaw Funding Commitment) is conditional upon the satisfaction by the respective parties thereto or waiver by Shaw and the Ad Hoc Committee (provided, however, that the conditions in subparagraphs (a), (c), (e), (f), (j), (l), (n), (o), (p), (t), (v), (dd) and (ee) referenced below shall also be for the benefit of Canwest Global) at or prior to the closing on the Closing Date of the following conditions from the Canwest Global Term Sheet: (a), (b), (c), (d), (e), (f), (j), (l), (n) (o), (p), (s), (t), (u), (v), (x), (bb), (dd) and (ee) (provided conditions (a), (d), (e), (o), (p), (t), (x), (bb), (dd) and (ee) will be read as if the references in such sections to the Ad Hoc Committee were to Shaw, acting reasonably), except that (i) condition (l) shall be read as “there shall have been no material adverse effect on CMI’s operations in connection with the disposition, recapitalization or restructuring of Canwest Limited Partnership”, (ii) condition (n) shall be read as “the exit budget and all emergence costs shall not be materially worse than the projections provided to Shaw by Canwest”, (iii) condition (bb) shall be the read as “the size and composition of the board of directors of Restructured Canwest Global shall be as provided for in the Term Sheet”, and (iv) condition (dd) shall be read as “insurance in respect of the director’s and officer’s insurance policy of Canwest Global shall have been put in place on terms and at a cost acceptable to Canwest Global and the Ad Hoc Committee”.

11. Plan Emergence Agreement:
Shaw shall be a party to the Plan Emergence Agreement contemplated by Section C.4 of the Canwest Global Term Sheet, and such agreement and the schedules to be appended thereto shall be acceptable to Shaw, acting reasonably.

12. Termination and Extension:	The agreement constituted by this Term Sheet shall

terminate and be at an end in the event that the Recapitalization Transaction shall not have been completed on or before a date that is six months from the date of the Subscription Agreement (the “Outside Date”) or such later date as Shaw and Canwest Global may determine from time to time.

SCHEDULE “A”
DESCRIPTION OF SHARE ATTRIBUTES
Class A Voting Shares
Voting. Holders of Class A Voting Shares are entitled to receive notice of and to attend and participate and vote at all meetings of the shareholders of Restructured Canwest Global (except meetings at which only the holders of another class or series are entitled to vote separately as a class as provided in the applicable corporate legislation or in the articles of Restructured Canwest Global), and each Class A Voting Share shall entitle the holder to one vote (in person or by proxy) at all such meetings; provided, however, that at any meeting other than a meeting at which each share of Restructured Canwest Global carries the right to vote (whether or not it otherwise carries the right to vote), the holders of the Class A Voting Shares shall, as a class, be entitled to that number of votes at each meeting of shareholders equal to (i) such aggregate number of votes attached to all the issued and outstanding shares of Restructured Canwest Global less (ii) the aggregate number of votes attached to all issued and outstanding Class B Subordinated Voting Shares; provided that the Class A Voting Shares shall at all times (other than, for greater certainty, at a meeting at which each share of Restructured Canwest Global carries the right to vote (whether or not it otherwise carries the right to vote)) represent no less than 80% of the aggregate voting shares and votes.
Election of Directors. Holders of Class A Voting Shares shall be entitled to elect that percentage of the members of the board of directors of Restructured Canwest Global equal to the percentage of the outstanding equity shares represented in the aggregate by the Class A Voting Shares (such directors being the “Class A Directors”); provided, however, that the holders of the Class A Voting Shares shall always be entitled to elect a majority of the members of the board of directors of Restructured Canwest Global.
Rights of Holders of Class A Voting Shares. Except as to voting, the Class A Voting Shares will have equal rights to the Non-Voting Shares on a share-for-share basis.
Dividends. All dividends declared on the Class A Voting Shares and the Non-Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other.
Rights upon Liquidation. Holders of Class A Voting Shares are entitled to receive the remaining assets of Restructured Canwest Global on the winding up, liquidation or dissolution of Restructured Canwest Global, pari passu with the holders of the Non-Voting Shares, on a per share basis.
Conversion Right. The Class A Voting Shares are convertible at any time, at the option of the holders, into Non-Voting Shares (and stapled Class B Subordinated Voting Shares) on a share-for-share basis. The Class A Voting Shares shall automatically be converted into Non-Voting Shares (and stapled Class B Subordinated Voting Shares) upon a transfer of such shares to a non-Canadian (within the meaning of the Direction).
Foreign Ownership Restrictions. The Class A Voting Shares shall be held by only a Canadian (within the meaning of the Direction). The Class A Voting Shares are subject to sale in a manner that will ensure compliance with the applicable rules relating to Restructured Canwest Global’s ownership and control by Canadians, including under the Broadcasting Act (Canada), for so long as such rules remain in effect.
Non-Voting Shares
Voting. Except as otherwise provided by law, holders of Non-Voting Shares are not entitled to vote at any meetings of the shareholders of Restructured Canwest Global, but otherwise enjoy the same rights, privileges and economic entitlements as are enjoyed by holders of the Class A Voting Shares. The holders of Non-Voting Shares are entitled to receive notice of and to attend and participate at meetings of the holders of Class A Voting Shares, other than as provided above in respect of voting. Each Non-Voting Share shall entitle the holder to one vote (in person or by proxy) at any meeting at which the holders of Non-Voting Shares are entitled to vote as a class as provided under the applicable corporate legislation.
To the greatest extent permitted under applicable law, each Non-Voting Share shall carry the right to one vote in the circumstances as contemplated under the applicable corporate legislation.
Dividends. All dividends declared on the Non-Voting Shares and the Class A Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other.
Rights upon Liquidation. Holders of Non-Voting Shares are entitled to receive the remaining assets of Restructured Canwest Global on the winding up, liquidation or dissolution of Restructured Canwest Global, pari passu with the holders of Class A Voting Shares, on a per share basis.
Conversion Right. The Non-Voting Shares (together with the Class B Subordinated Voting Shares stapled to them) are convertible, at the option of the holders, into Class A Voting Shares on a share-for-share basis, automatically upon the repeal or amendment of the rules governing Restructured Canwest Global’s Canadian ownership and control, but only to the extent of such repeal or amendment and non-Canadian ownership and control of Restructured Canwest Global and its subsidiaries not otherwise being restricted by law.
Class B Subordinated Voting Shares2,3
Voting. Holders of Class B Subordinated Voting Shares are entitled to receive notice of and to attend and participate and vote at all meetings of the shareholders of Restructured Canwest Global (except meetings at which only the holders of another class or series are entitled to vote separately as a class as provided in the applicable corporate legislation or in the articles of Restructured Canwest Global), and each Class B Subordinated Voting Share shall entitle the holder to one vote (in person or by proxy) at all such meetings; provided, however, that, at any

[2]	The Class B Subordinated Voting Shares will be stapled to, and be required to be transferred together with, the Non-Voting Shares. For the avoidance of doubt, the stapling of the Class B Subordinated Voting Shares and the Non-Voting Shares will not affect the right of the Non-Voting Shares to vote in the circumstances where the Non-Voting Shares are entitled to vote under the applicable corporate legislation.

[3]	In this Term Sheet, “equity shares” means Class A Voting Shares and Non-Voting Shares.

meeting other than a meeting at which each share of Restructured Canwest Global carries the right to vote (whether or not it otherwise carries the right to vote), (i) at any time that the Non-Voting Shares represent more than 20% of the equity shares, a holder of Class B Subordinated Voting Shares shall be entitled to that number of votes at each meeting of shareholders equal to such holder’s pro rata portion (based on the number of Class B Subordinated Voting Shares held by such holder divided by the total number of Class B Subordinated Voting Shares outstanding) of 20% of the aggregate votes attached to all issued and outstanding shares of Restructured Canwest Global and (ii) at any time that the Non-Voting Shares represent less than 20% of the equity shares, a holder of Class B Subordinated Voting Shares shall be entitled to that number of votes at each meeting of shareholders equal to such holder’s pro rata portion (based on the number of Class B Subordinated Voting Shares held by such holder divided by the total number of Class B Subordinated Voting Shares outstanding) of that percentage of the outstanding equity shares represented by the Non-Voting Shares.
Election of Directors. Holders of Class B Subordinated Voting Shares shall be entitled to elect that percentage of the members of the board of directors of Restructured Canwest Global equal to the percentage of the outstanding equity shares represented in the aggregate by the Non-Voting Shares (such directors being the “Class B Directors”); provided that at no time shall Class B Subordinated Voting Shares be entitled to elect a majority of the members of the board of directors.
Other. Other than the rights to receive notice of and attend meetings and vote, the holders of the Class B Subordinated Voting Shares will not have any other rights in Restructured Canwest Global, including, without limitation, any rights to receive dividends or to receive assets upon the winding up, liquidation of dissolution of Restructured Canwest Global.

SCHEDULE “B”
RESTRUCTURED CANWEST GLOBAL SHAREHOLDERS AGREEMENT

1. Parties:	Participating Creditors that receive equity in Restructured Canwest Global and Shaw.

2. Board Composition:	The board of directors (the “Board”) of Restructured Canwest Global will have 9 or 11 members, comprised of the following:

•   Shaw — 6 nominees (the “Shaw Nominees”) in the event Shaw holds at least 50% of the equity shares of Restructured Canwest Global at any time following the Recapitalization Transaction; or 4 nominees in the event Shaw holds less than 50% of the equity shares (and in either case, all of whom must be Canadian as defined in the Direction);

• Independent Director — 1 mutually agreed by Shaw and the Participating Creditors;

• Participating Creditors — 3 nominees (the “Participating Creditors Nominees”); and

• the CEO of Restructured Canwest Global.

None of the Shaw Nominees or Participating Creditor Nominees directors shall be a current or former director or officer of Canwest Global, unless otherwise agreed by Shaw and the Participating Creditors.

The Independent Director, in addition to being mutually agreed by Shaw and the Participating Creditors, shall be Canadian (as defined in the Direction) who, at the time of her or his nomination:

(i)   is not, and has not been within the 12 months prior to being nominated, employed by Canwest Global or Restructured Canwest Global, any Participating Creditor, Shaw or any of their respective affiliates or subsidiaries (including Corus Entertainment Inc.), whether as an employee of, or a consultant or independent contractor who is engaged by, any such person;

(ii) is not, and has not been within the 12 months prior to being nominated, a director or officer or equity holder in excess of 5% of Canwest Global or Restructured Canwest Global, any

Participating Creditor, Shaw or any of their respective affiliates or subsidiaries (including Corus Entertainment Inc.); and

(iii)  is determined by the Board not to have any direct or indirect relationship with Restructured Canwest Global, any Participating Creditor, Shaw or any of their respective affiliates or subsidiaries (including Corus Entertainment Inc.) that would reasonably be expected to interfere with the exercise of his or her independent judgment as a director of Restructured Canwest Global.

Participating Creditors will be entitled, as a group, to designate (i) 3 members to the Board (each member of the Board, a “Board Member”) so long as the Participating Creditors and their respective affiliates hold no less than 25% of the total outstanding equity shares, (ii) 2 Board Members so long as the Participating Creditors and their respective affiliates hold no less than 15% of the total outstanding equity shares, and (iii) 1 Board Member so long as the Participating Creditors and their respective affiliates hold more than 7.5% of the total outstanding equity shares.

The right of a Participating Creditor and Shaw to designate a Board Member will be assignable to a transferee.

There will be no less than one regular meeting of the Board each calendar quarter. The Chair will not have a second or casting vote. The Chair will not be one of the Participating Creditors’ Nominees. Board Members may only be removed or replaced by the shareholder(s) that appointed them. Restructured Canwest Global will indemnify each director and officer and will purchase and maintain D&O insurance.

3. Quorum:	A quorum for any meeting of the Board shall consist of a majority of the members inclusive of at least one nominee of Shaw and one nominee of the Participating Creditors, as applicable, provided that a majority of the directors in attendance are Canadian (as defined in the Direction).

If a meeting of the Board is duly called but, at the relevant time, a quorum is not present as described in the immediately preceding paragraph, the members of the Board (or any of their committees) present at such meeting may adjourn that meeting, to be reconvened on not less than 48 hours’ notice to each member and the members present at that further reconvened meeting will constitute a quorum, provided that they constitute a majority of the members and provided further that a majority of the members in attendance are Canadian (as defined in the Direction).

4. Special Approval Matters:	Decisions of the Board and of the board of each of Restructured Canwest Global’s subsidiaries (subject to Section 7 as it relates to CW Investments Co.) will require a simple majority of the directors participating in the meeting, except that, until such time as there is no longer at least 1 Participating Creditor Nominee serving as a director, certain matters (the “Special Approval Matters”) will require the approval of at least a majority of the Participating Creditor Nominees. A list of the Special Approval Matters is included as Schedule “C” to the Term Sheet.

5. Committees of the Board:	• Audit Committee — 3 members: 1 nominee of the Participating Creditors, 1 nominee of Shaw and 1 Independent Director mutually agreed by Shaw and the Participating Creditors.

• Compensation Committee — 3 members: 1 nominee of the Participating Creditors, 1 nominee of Shaw, and 1 Independent Director mutually agreed by Shaw and the Participating Creditors.

If the Participating Creditors (or their transferees), as a group, hold less than 10% of the outstanding equity shares of Restructured Canwest Global, they will lose the above rights to nominate a member of the Audit Committee and Compensation Committee.

In addition, any CRTC related matter or action related thereto where Restructured Canwest Global’s position in respect of such matter or action may be in potential conflict with Shaw or its affiliates (including Corus) (as determined by the independent directors) shall be considered by an independent committee of directors comprised of 1 Participating Creditor Nominee, the Independent Director and the Chief Regulatory Officer (“CRO”) of Restructured Canwest Global (the “CRTC Committee”), which committee shall have access to outside counsel of its selection. Decisions of the CRTC Committee will require a simple majority of Canadians participating in the meeting.

6. Management Team:	Restructured Canwest Global will have its own management team that is separate from Shaw and its affiliates, including Corus Entertainment Inc.

The CEO, CFO and CRO are to be identified in the Plan. Any replacement CEO shall be appointed by the Board, in consultation with the Ad Hoc Committee.

7. CW Investments Board:	The nominees of Restructured Canwest Global to the board of directors of CW Investments Co. (the “CW Investments Board”) shall be as follows: (i) if the CW Investments Shareholder Agreement is renegotiated, appointments to the CW Investments Board will be amended as part of the GS Amending Agreement (as such term is defined in the Shaw Support Agreement) to comply with the Direction, but at minimum, 1 Shaw nominee and 1 Participating Creditor Nominee will be appointed to the CW Investments Board (all of whom must be Canadian (as defined in the Direction)); and (ii) if the CW Investments Shareholders Agreement is repudiated, Board composition and other governance matters shall mirror those at Restructured Canwest Global (including, without limitation, the Special Approval Matters, which will require the approval of at least a majority of the Participating Creditor Nominees, subject to modification to comply with the Direction in light of the fact that Restructured Canwest Global will have only 66 2/3% of votes attached to the voting shares of CW Investments Co.).

8. Pre-emptive Rights:	Subject to approvals required for Special Approval Matters, prior to an IPO, Shaw and the Participating Creditors will have pre-emptive rights to issuances of any equity securities by Restructured Canwest Global, subject to customary exclusions in respect of issuances in connection with any equity incentive compensation to directors, employees or consultants, or in connection with acquisitions approved by the Board. The valuation at which any such issuance is made shall be determined in good faith by the Board.

9. Capital Calls:	Subject to approvals required for Special Approval Matters, prior to an IPO, if the Board determines that additional amounts of invested equity are required for the business of Restructured Canwest Global, it may request that the shareholders subscribe for additional equity shares of Restructured Canwest Global, pro rata to their relative equity shares. If a shareholder does not subscribe for the full number of its pro rata allocation of equity shares, the other shareholders may subscribe for such number of shares as are not subscribed for.

10. Dividend and Distribution Policy:	Distributions and dividends will be declared and paid only as approved by the Board. Any available cash of Restructured Canwest Global shall be applied to reduce indebtedness or fund net working capital.

11. Related Party Transactions:	All related party transactions that exceed a specified dollar value or are otherwise material entered into after the date of closing of the restructuring between Restructured Canwest Global and its subsidiaries on the one hand, and Shaw or Corus and their respective affiliates on the other hand, shall: (i) be subject to approval by a majority of the directors of Restructured Canwest Global (other than the Shaw Nominees); and (ii) be fair and reasonable and negotiated in an arm’s length manner. Management shall be required to report to the Board quarterly on any new related party transactions between Restructured Canwest and its subsidiaries on the one hand, and Shaw or Corus or their respective affiliates on the other hand, irrespective of the dollar value and the proviso referred to above.

12. Restrictions on Transfer:	Other than pursuant to the liquidity rights described below, permitted transfers of shares of Restructured Canwest Global are limited to transfers of shares:

• at any time, to affiliated entities; and

• in compliance with the Broadcasting Act (Canada) and any regulations or policies applicable thereto, including the Direction.

The directors of Restructured Canwest Global may refuse to register a transfer of any shares of Restructured Canwest Global if such transfer is prohibited by the CRTC or any other governmental body or authority having jurisdiction.

Any shareholder may pledge, charge, mortgage or encumber any of its shares to a bank or other financial institution for the purpose of securing any borrowings by such shareholder or its affiliates, provided such bank or financial institution acknowledges the restrictions on transfer set out in the Shareholders Agreement.

13. Liquidity Rights:	Liquidity Rights are set forth in Schedule “D”.

14. Reporting:	Restructured Canwest Global shall furnish to shareholders at such times as the Parties may agree, acting reasonably: (i) annual audited consolidated financial statements; (ii) unaudited quarterly consolidated financial statements; and (iii) such other documents as the Parties may agree (acting reasonably).

15. Governing Law:	Ontario law.

16. Broadcasting Act Compliance:	The terms of the Shareholders Agreement shall be in compliance with the Broadcasting Act (Canada) and any regulations or policies applicable thereto, including the Direction. Any action contemplated herein that is subject to the CRTC’s prior approval having been obtained shall not be implemented until such approval has been obtained.

SCHEDULE “C”
SPECIAL APPROVAL MATTERS
The following are the Special Approval Matters referred to in Section 4 of Schedule “B” (which, for greater certainty, shall not apply to CW Investments Co. or its subsidiaries):

(i)	Any change in the articles or by-laws (or similar organizational or formation documents) of Restructured Canwest Global or any of its material subsidiaries;

(ii)	Any change in the authorized or issued capital of Restructured Canwest Global or any of its material subsidiaries;

(iii)	Any allotment, issuance, redemption or repurchase of any equity securities of Restructured Canwest Global or any of its material subsidiaries;

(iv)	Any action that may lead to or result in a material change in the nature of the business of Restructured Canwest Global or any of its material subsidiaries;

(v)	Any transaction or series of related transactions that would effect a recapitalization, a reorganization or reclassification of the securities of Restructured Canwest Global or any of its material subsidiaries;

(vi)	Any transaction or series of related transactions involving the issuance and/or sale of equity securities, debt securities, convertible securities or rights to acquire any of such securities of Restructured Canwest Global or any of its material subsidiaries to any Strategic Investor (which term will be defined in the articles of Restructured Canwest Global);

(vii)	The incurrence of any indebtedness by Restructured Canwest Global or any of its subsidiaries in excess of an amount equal to 5% of the value of the broadcasting undertakings of Restructured Canwest Global in any financial year of Restructured Canwest Global, other than short-term borrowings in the ordinary course of business;

(viii)	The incurrence by Restructured Canwest Global or any of its subsidiaries of any material liability other than indebtedness incurred in the ordinary course of business or other than as contemplated by clause (vii);

(ix)	The voluntary prepayment of debt of Restructured Canwest Global or any of its subsidiaries in an aggregate amount in excess of an amount equal to 5% of the value of the broadcasting undertakings of Restructured Canwest Global in any 12-month period or any amendment to any material provisions of any agreement, indenture or similar instrument governing the terms of any indebtedness or debt securities of Restructured Canwest Global or any of its subsidiaries with a principal amount in excess of an amount equal to 5% of the value of the broadcasting undertakings of Restructured Canwest Global;

(x)	The commencement of bankruptcy or insolvency proceedings with respect to Restructured Canwest Global or any of its subsidiaries, or the consent to the appointment of or taking possession by a receiver, trustee or custodian of all or a substantial part of the property of Restructured Canwest Global or any of its subsidiaries;

(xi)	Any liquidation, merger or amalgamation of Restructured Canwest Global or any of its material subsidiaries or the sale of all or substantially all of the assets of Restructured Canwest Global or any of its subsidiaries;

(xii)	The acquisition of or investment in any business or assets by Restructured Canwest Global or any of its subsidiaries where the aggregate of the acquisition price and the amount of any indebtedness assumed as part of the transaction, or the amount of such investment where the transaction is not an acquisition, exceeds an amount equal to 5% of the value of the broadcasting undertakings of Restructured Canwest Global, other than acquisitions of or investments in any business or assets in the ordinary course of business;

(xiii)	The sale or disposition by Restructured Canwest Global or any of its subsidiaries of (a) any business or assets with a value in excess of an amount equal to 5% of the value of the broadcasting undertakings of Restructured Canwest Global, other than assets sold or disposed of in the ordinary course of business, (b) any television channel with a value in excess of an amount equal to 5% of the value of the broadcasting undertakings of Restructured Canwest Global, or (c) any entity that engages in media sales or the assets or business thereof with a value in excess of an amount equal to 5% of the value of the broadcasting undertakings of Restructured Canwest Global;

(xiv)	The making of a loan, an advance or capital contribution by Restructured Canwest Global or any of its subsidiaries to any person other than Restructured Canwest Global or any of its subsidiaries in an amount in excess of 5% of the value of the broadcasting undertakings of Restructured Canwest Global per transaction or series of related transactions;

(xv)	Any material change in tax policy or tax elections;

(xvi)	Any change in the auditors, other than to one of the “big four” national auditing firms;

(xvii)	Any other fundamental change in respect of Restructured Canwest Global or any of its subsidiaries that would require shareholder approval pursuant to Part XV of the CBCA;

(xviii)	Any transfer of shares of any of Restructured Canwest Global’s subsidiaries to a third party;

(xix)	The taking of any steps to wind up or terminate the corporate existence of Restructured Canwest Global or any of its material subsidiaries;

(xx)	The approval of any change or changes in the business plan or any portion thereof, individually or in the aggregate, which, if implemented by the Board during the relevant plan period, could reasonably be expected to change the projected revenues, expenses, capital expenditures or cash flows of Restructured Canwest Global as set out in the most recently approved business plan, by more than 10% during the then current plan period;

(xxi)	The allocation or increase in the allocation of any equity underlying any management incentive plan; and

(xxii)	Any commitment or agreement to do any of the foregoing.
For the purpose of the foregoing, “ordinary course of business” shall mean in the ordinary course of business of a person if they are routine or occur frequently in the course of that person’s business, historically have not generally been subject to approval by such person’s board of directors (or equivalent governing body), are undertaken in good faith and are consistent with that person’s usual custom and past practice, including with respect to the quantity, value, quality and frequency thereof, and do not expose that person to a business risk that is materially different from other similar actions that have previously been undertaken by that person.
Notwithstanding the foregoing, if anything which would otherwise be a Special Approval Matter is in the ordinary course of business and pertains to a wholly-owned subsidiary which, after giving effect to the foregoing will continue to be a wholly-owned subsidiary, the same shall not constitute a Special Approval Matter.

SCHEDULE “D”
LIQUIDITY RIGHTS

Forced Sale Right:	(i) Commencing

(a) 12 months after closing of the restructuring, one or more former members of the Ad Hoc Committee (or their permitted transferees) holding more than 25% of the outstanding equity shares, and

(b)   18 months after closing of the restructuring, either the party or parties described in (a) or at least two former members of the Ad Hoc Committee (with [redacted] considered to be one member, solely for this purpose both of which must agree),

(the “Electing Shareholders”) may provide written notice (the “Forced Sale Notice”) to Shaw that they are prepared to sell to Shaw, all but not less than all, of their shares.

(ii)   On the 15th business day following receipt by Shaw of the Forced Sale Notice, Shaw may deliver to the Electing Shareholders a written notice stipulating the cash purchase price per share at which Shaw is prepared to purchase the shares of the Electing Shareholders (the “Shaw Price”) and the Electing Shareholders will deliver to Shaw a written notice stipulating the cash purchase price per share at which the Electing Shareholders are prepared to sell their shares (the “Shareholder Price”), such notices to be delivered contemporaneously (collectively, the "Pricing Notices”). If Shaw delivers a Pricing Notice stipulating a Shaw Price, the following pricing mechanics will then apply:

(a) If the Shaw Price is equal to or greater than the Shareholder Price, Shaw and the Electing Shareholders will be deemed to have agreed that the Shaw Price will be the sale price;

(b)   If the Shareholder Price exceeds the Shaw Price by not more than 10% of the Shaw Price, Shaw and the Electing Shareholders will be deemed to have agreed that the midpoint between the Shareholder Price and the Shaw Price will be the sale price; and

(c) If the Shareholder Price exceeds the Shaw Price by more than 10% of the Shaw Price, during the 10 business days following receipt of the Pricing Notices,

        Shaw and the Electing Shareholders will, in good faith, negotiate for a mutually acceptable price. If Shaw and the Electing Shareholders fail to agree on a price, then within five business days thereafter the Electing Shareholders may by written notice to Shaw elect to sell at the Shaw Price and Shaw may by written notice to the Electing Shareholders elect to buy at the Shareholder Price, such elections to be delivered contemporaneously. If Shaw elects to buy at the Shareholder Price and the Electing Shareholders do not elect to sell at the Shaw Price, Shaw shall buy at the Shareholder Price. If the Electing Shareholders elect to sell at the Shaw Price and Shaw does not elect to buy at the Shareholder Price, Shaw shall buy at the Shaw Price. If Shaw elects to buy at the Shareholder Price and the Electing Shareholders elect to sell at the Shaw Price, Shaw shall buy at the midpoint between the Shareholder Price and the Shaw Price. If Shaw does not elect to buy at the Shareholder Price and the Electing Shareholders do not elect to sell at the Shaw Price, Shaw and the Electing Shareholders shall be deemed not to have agreed on a price. The offers represented in the Pricing Notices will expire at the end of the five business day period if no price is arrived at as a result of the election process except as provided in the last two sentences of section (iv) below.

(iii) If a purchase price is arrived at as a result of the process described in (ii) above, then:

(a)   Shaw will provide written notice to the non-Electing Shareholders setting out the sale price and providing that each such shareholder will have five business days from the date of receipt of such notice to elect by written notice to Shaw to sell all but not less than all of their shares at the same sale price (the “Opt-in Shareholders”);

(b) following the expiration of the five business day period, Shaw shall purchase all of the shares of the Electing Shareholders and the Opt-in Shareholders at the sale price; and

(c)   in the event that (1) the number of shares to be purchased by Shaw from the Electing Shareholders and the Opt-in Shareholders represents at least 40% of the outstanding shares, (2) the number of shares to be purchased by Shaw from the Electing Shareholders and the Opt-in Shareholders represents at least two-thirds of the outstanding shares (excluding the shares owned by Shaw) or (3) after giving pro forma effect to the purchase of such shares by Shaw from the Electing Shareholders and the Opt-in Shareholders, Shaw would own at least 90% of the outstanding shares, then in any such case Shaw will have the right to require that all non-Shaw shareholders sell their shares to Shaw at the same sale price.

(iv)  If no purchase price is arrived at as a result of the process described in (ii) above, at the expense of Restructured Canwest, Shaw and the Electing Shareholders will select an independent investment bank or accounting firm to prepare a valuation range of the “fair market value” of the shares (the shareholders agreement to set out a process for selection if Shaw and the Electing Shareholders do not agree on the investment bank or accounting firm). If the Shaw Price is below the high end of the valuation range, the Electing Shareholders may accept the Shaw Price or, subject to satisfying any applicable threshold, initiate the processes referred to in (v)b. or (v)c. below. If the Shaw Price is equal to or greater than the high end of the valuation range, (1) the Electing Shareholders cannot initiate the sale processes referred to in (v)(b) or (v)(c), and (2) the Electing Shareholders may but will not be required to sell their shares to Shaw at the Shaw Price and if the Electing Shareholders elect to sell to Shaw at the Shaw Price the procedures set out in section (iii) will apply.

(v) After completing the process in (iv) above, if the Electing Shareholders are not required to sell their shares to Shaw, the Electing Shareholders may:

(a)   sell their shares to a bona fide arm’s length financially qualified third party purchaser (who may not be one of the other shareholders) at a price payable in cash that is not less than the midpoint between the Shaw Price and the Shareholder Price, provided that (1) the third party purchaser is not a competitor of Restructured Canwest Global, Shaw, or their respective affiliates, (2) the third party purchaser enters into the Shareholders Agreement, and (3) each Shareholder (other than Shaw) may elect to sell its shares at the same price. Any such sale must be completed within 6 months after the completion of the processes in (iii)

and (iv) above;

(b)   the Electing Shareholders may force a sale of the entire company to a bona fide arm’s length financially qualified third party (which third party purchaser may be a competitor of Restructured Canwest Global, Shaw, or their respective affiliates, but cannot be an existing shareholder) at a price (the “Third Party Sale Price”), payable in cash, that is not less than the midpoint between the Shaw Price and the Shareholder Price (and Shaw and all other non-Electing Shareholders will be required to sell their shares to any such third party purchaser at the Third Party Sale Price). Any such sale must be completed within 6 months after the completion of the processes in (iii) and (iv) above; or

(c)   require Restructured Canwest Global to conduct a public secondary offering for their shares and the shares of any other shareholder (including Shaw if it elects to opt into the public offering provided that the shareholders other than Shaw shall have sold the entire position they wish to sell) on terms satisfactory to Restructured Canwest Global and Shaw, acting reasonably. If the public offering price is less than the Shaw Price, Shaw can terminate the offering by paying to those shareholders who would have sold under the Offering the Shaw Price for all their shares (less the amount to pay the underwriters for their expenses and lost commissions). Unless Shaw participates in the IPO, the IPO shares will be the stapled non-voting /subordinate voting shares and otherwise the capital structure will be consistent with CRTC and other regulatory and stock exchange requirements (such as Canadian ownership restrictions and coat -tails). For certainty, this option may be selected without initiating a sale process as provided in subparagraph (b) or after such sale process, where the process does not result in a sale to a third party. The Shareholders Agreement shall terminate on the completion of a public offering resulting in a stock exchange listing of equity shares.

(iv)  If Shaw does not deliver a Pricing Notice stipulating a Shaw Price pursuant to (ii) above, the Electing Shareholders may, by written notice to Shaw, Restructured Canwest Global and the non-Electing Shareholders, elect any of the liquidity options described in (v), without reference to any minimum pricing restrictions.

(vii)   If the Forced Sale Notice does not result in a sale of the entire company, then a further forced sale notice may not be given until nine months after the termination of the sale process (including any failed IPO process) initiated by such Forced Sale Notice.

Unsolicited Offer for All Shares:
(i)    If an unsolicited bona fide fully financed and unconditional offer from an arm’s length financially qualified third party (which third party may be a competitor of Restructured Canwest Global, Shaw or their respective affiliates) is made for all but not less than all of the outstanding shares of Restructured Canwest Global and one or more former members of the Ad Hoc Committee (or their permitted transferees) holding more than 40% of the outstanding equity shares for an offer made within 12 months of the closing of the restructuring (reduced to 25% of the outstanding equity shares for an offer made thereafter) wish to accept, they may provide written notice to Shaw, the other shareholders and Restructured Canwest Global.

(ii)   Following receipt of such notice, Shaw will have 15 business days to exercise the right to purchase all of the shares subject to the third party offer for the same cash purchase price, and all shareholders must sell their shares to Shaw at the same price as stipulated in the third party offer.

(iii)  In the event that the shares subject to the third party offer are not purchased by Shaw, all shareholders (including Shaw) must sell their shares to the third party purchaser at the specified cash purchase price. Any such sale shall be completed within 15 business days.

Individual Shareholder Exit:
(i)    At any time, one shareholder (the “Exit Shareholder”) may provide written notice (the “Exit Notice”) to Shaw and the other shareholders that it is prepared to sell at least 5% of the outstanding equity shares or if less, all of such shareholder’s shares (the “Exit Shares”). The Exit Notice shall stipulate the cash purchase price per share at which the Exit Shareholder is prepared to sell the Exit Shares (the “Shareholder Exit Price”). One or more of the Shareholders other than the Exit Shareholders (the “Non-Exit Shareholders”) shall have a 15 business day period to accept the Shareholder Exit Price, and the following will apply:

(a) All non-Exit Shareholders will have the right to purchase their pro rata share of the Exit Shares at the

Shareholder Exit Price with the right to elect to purchase additional shares on a pro rata basis if certain non-Exit Shareholders elect not to purchase shares;

(b)  If no agreement is reached to sell all of the Exit Shares at the Shareholder Exit Price, the Exit Shareholder may sell its shares to a bona fide arm’s length financially qualified third party purchaser (who may not be one of the other shareholders) at a price payable in cash that is not less than the Shareholder Exit Price, provided that (1) the third party purchaser is not a competitor of Restructured Canwest Global, Shaw, or their respective affiliates, and (2) the third party purchaser enters into the Shareholders Agreement. Any such sale must be completed within three months from the date of expiration of the 15 business day acceptance period; and

(c)   Non-Exit Shareholders other than Shaw will have the right to tag-along on any sale under this clause provided that (1) in the case of a sale to non-selling shareholders, in the event that all of the Exit Shares and the additional shares to be sold exceed the number of shares that the non-Exit Shareholders who are not selling shareholders are willing to purchase, the shares purchased will be subject to proration among the selling shareholders and (2) in the case of a sale to a third party, the number of shares to be sold to the third party will be capped at the number set out in the Exit Notice and the shares purchased will be subject to proration among the selling shareholders.

Unsolicited Individual Shareholder Exit:
(i)   If at any time a shareholder receives an unsolicited bona fide fully financed and unconditional offer from an arm’s length financially qualified third party (who may be one of the other shareholders) for at least 5% of the outstanding equity shares or if less, all of such shareholder’s shares (the “ROFR Shares”) for cash, which such shareholder wishes to accept, the shareholder must provide written notice to Shaw, the other shareholders and Restructured Canwest Global, which notice shall include the offered price per share (the “ROFR Price”).

(ii)   Within 15 business days of receipt of such notice, Shaw and the other shareholders will have the right to purchase on a pro rata basis all of the ROFR Shares for the ROFR Price with the right to elect to purchase additional ROFR Shares on a pro rata basis if certain non-selling shareholders elect not to purchase shares.

(iii)  In the event that all of the ROFR Shares are not purchased by Shaw and/or other shareholders, the selling shareholder may sell its shares to the third party purchaser at a price that is not less than the ROFR Price, provided that: (a) the third party purchaser is not a competitor of Restructured Canwest Global, Shaw, or their respective affiliates and (b) the third party purchaser enters into the Shareholders Agreement. Any such sale must be completed within 15 business days.

(iv)  The non-ROFR shareholders will have the right to tag-along on any sale under (ii) or (iii) provided that (1) in the case of a sale to non-selling shareholders, in the event that all of the ROFR Shares and the additional shares to be sold exceed the number of shares that the non-ROFR shareholders who are not selling shareholders are willing to purchase, the shares purchased will be subject to proration among the selling shareholders and (2) in the case of a sale to the third party, the number of shares to be sold to the third party will be capped at the number of ROFR Shares and the shares purchased will be subject to proration among the selling shareholders.

Shaw Sale and Offer Rights:
(i)    Shaw will have similar sale rights to the sale rights made available to the Participating Creditors described above (Forced Sale Right, Unsolicited Offer for All Shares, Individual Shareholder Exit and Unsolicited Individual Shareholder Exit), appropriately modified to reflect Shaw’s ultimate equity position in Restructured Canwest Global, including that any sale by Shaw of shares shall be subject to a tag along right in favour of the Non-Shaw Shareholders and that in connection with any public securities offering the shares that the shareholders other than Shaw wish to be sold shall be sold in priority to Shaw. Shaw would have similar tag along rights on any sale where a majority of the outstanding shares (calculated prior to including any shares to be sold by Shaw) are to be sold.

(ii)   In addition to any other rights, Shaw may at any time, including in connection with an Individual Shareholder Exit, by written notice to each of the Non-Shaw Shareholders, make an offer to purchase the shares of the Non-Shaw Shareholders, at a price to be stipulated in such notice. Any such offer shall be made on a pro rata basis to the Non-Shaw Shareholders. Within 15 business days of receipt of such notice, each Non-Shaw Shareholder may elect to accept such offer and sell their shares to Shaw at the price specified in such notice. If (1) the number of shares to be purchased by

        Shaw represent at least 40% of the outstanding shares, (2) the number of shares to be purchased by Shaw represents at least two-thirds of the outstanding shares (excluding the shares owned by Shaw) or (3) after giving pro forma effect to the purchase of such shares by Shaw, Shaw would own at least 90% of the outstanding shares, Shaw will have the right by written notice (the “Compulsory Notice”) to require all Non-Shaw Shareholders to sell their shares to Shaw at Shaw’s offer price. If Shaw does not deliver the Compulsory Notice, any non-selling shareholders shall have the right to purchase their pro rata share of the shares of the selling shareholders.

(iii)  If Shaw owns at least 90% of the outstanding equity shares, Shaw may at any time, by written notice to each of the Non-Shaw Shareholders, require that the Non-Shaw Shareholders sell to Shaw all of their shares for “fair market value”.

General:	(i) For the purposes of the Shareholders Agreement, “fair market value” will be determined as follows:

(a)   on an en bloc basis and will assume and consider (1) the price that would result from a sale between a willing seller and a willing buyer that satisfies the requirements of the CRTC Direction, if any, in force at the time fair market value is being determined, (2) any related party agreements with Shaw or its affiliates will continue without disruption (pricing will be assumed to be consistent with past practice), and (3) governance and liquidity discounts will not be reflected; and

(b)   following receipt of the applicable notice, the subject shareholder(s) and Shaw will negotiate the fair market value of the shares. If they cannot reach agreement within a specified period of time, each side will deliver a proposed fair market value. If the proposed fair market values differ by less than 10% of the lower proposed fair market value, the fair market value for purposes of the sale will be the mid-point between the two. If the proposed fair market values differ by 10% or more of the lower proposed fair market value, an independent investment bank or international accounting firm, selected by Shaw and the selling shareholders (the shareholders agreement to set out a process for selection if Shaw and the selling shareholders do not agree on the investment bank or accounting firm), will select the most reasonable of the proposed fair market values to be the fair market value for purposes of the sale.

(ii) If regulatory (including CRTC) approval is required for any transaction contemplated herein, the closing of any such transaction may be extended by up to six months to obtain such approvals.

(iii)   For greater certainty, transfers to related entities, affiliates and accounts under common management shall be exempted from the transfer restrictions, provided the transferee agrees to be bound by all relevant agreements.

(iv)   In the event the Electing Shareholders elect to force a sale of Restructured Canwest Global or require Restructured Canwest Global to conduct a public offering as provided above (either being the “Forced Sale Process”), Shaw shall use commercially reasonable efforts to facilitate the Forced Sale Process in a timely, orderly and efficient manner, to maximize the value of the shares of Restructured Canwest Global, and successfully complete a Forced Sale Process transaction. Without limiting the foregoing, Shaw shall:

(a)   direct Restructured Canwest Global (and its nominees to the board of directors) to provide and make available all such information, data, advice and agreements as may be reasonably requested, subject to appropriate confidentiality protections;

(b)   provide reasonable access to the directors, officers, senior employees, auditors and other advisors of Restructured Canwest Global (including, without limitation, in connection with due diligence, management information meeting or “road show” marketing efforts); and

(c) assist in the preparation of a Confidential Information Memorandum, Prospectus or any other marketing materials to be used in connection with the Forced Sale Process.

(v)    Non-Shaw shareholders selling shares to Shaw herein shall receive the same consideration per share and shall not enter into (and shall confirm they have not entered into) any collateral agreement, commitment or understanding that has the effect, directly or indirectly, of providing such shareholder with consideration of greater value than (or any other rights or benefits than) that offered to the other shareholders.

(vi)   In connection with any sale which gives rise to tag along rights, the number of shares sold shall be subject to proration to the extent the number of shares to be sold exceeds the number of shares the purchaser has indicated it is prepared to buy.

(vii) Any right tied to percentage ownership shall be calculated without giving effect to any dilution after emergence resulting from management equity plans.

SCHEDULE “B”
ADDITIONAL REPRESENTATIONS AND WARRANTIES
1.	Definitions
Capitalized terms in this Schedule “B” shall have the meaning ascribed as follows or, where not otherwise defined herein shall have the meaning ascribed thereto in the Subscription Agreement:
“Data Room” means the electronic data room established and maintained on behalf of Canwest Global for due diligence purposes and hosted by IntraLinks on its website at http://www.intralinks.com;

“Data Room Information” means the documents and information made available in the Data Room prior to 4:00 a.m. (ET) on February 11, 2010, and, in the case of employment agreements with certain executive employees, includes such employment agreements if and to the extent made available to the Subscriber or its Representatives, prior to such time on such day, by means other than through the Data Room;

“Employee Plan” means a plan, agreement, program, policy or undertaking, funded or unfunded, insured or uninsured, registered or unregistered, to which Canwest Global or a Material Subsidiary is a party or bound or in which the non-unionized employees participate or under which Canwest Global or a Material Subsidiary has, or will have, any liability or contingent liability or pursuant to which payments are made or benefits are provided, or an entitlement to payments or benefits may arise with respect to any of the employees, former employees, directors or officers, individuals working on contract with Canwest Global or a Material Subsidiary or other individuals providing services to Canwest Global or a Material Subsidiary of a kind normally provided by employees (or any spouses, dependants, survivors or beneficiaries of any such persons), excluding statutory plans;

“Environmental Laws” means applicable federal, provincial, territorial, municipal and local laws, statutes, ordinances, by-laws and regulations, judgments, decrees, common laws and principles thereof, and orders, directives and decisions rendered or issued by any Governmental Entity relating to the protection of human health, natural resources, or the environment, or hazardous substances; and

“Intellectual Property” means all trade-marks, trade names, business names, know-how, copyrights, service marks, brand names and all other intellectual property that is material to the conduct of the business of Canwest Global and the Material Subsidiaries as presently conducted, including all licences, registered user agreements and all like rights that are material to the conduct of the business of Canwest Global and the Material Subsidiaries as presently conducted.

2.	Additional Representations and Warranties
(a)	Owned Real Property and Leased Real Property. The Data Room Information discloses, either in the form of summaries of material terms or copies of

Contracts, as applicable, all material real property owned (the “Owned Real Property”) or leased (the “Leased Real Property”) by Canwest Global and the Material Subsidiaries. Canwest Global and the Material Subsidiaries do not own or lease and have not agreed to acquire or lease any material real property or interest in such real property other than the Owned Real Property and the Leased Real Property.
(b)	Intellectual Property. All Intellectual Property is owned by Canwest Global and its Material Subsidiaries or is used by Canwest Global and its Material Subsidiaries pursuant to the terms of licences or sublicences in respect of such Intellectual Property, and all such licences or sublicences are in good standing and none of Canwest Global or its Material Subsidiaries is in material default thereof.

(c)	Insurance. The Data Room Information discloses, either in the form of summaries of material terms or copies of insurance policies, all insurance policies maintained by Canwest Global and the Material Subsidiaries on, or covering, their respective property and assets or personnel as of the date thereof.

(d)	Material Contracts. The Data Room Information discloses, either in the form of summaries of material terms (except for financial terms where such financial terms have been omitted) or copies of Contracts, all Contracts to which Canwest Global and the Material Subsidiaries are a party to or by which they are bound that are material to the conduct of the business of Canwest Global and the Material Subsidiaries as presently conducted, it being understood and agreed that Contracts of the following types are “material” for purposes of this Section 2(d) of this Schedule “B”:
(i)	shareholder agreements or partnership agreements governing the operations of the Material Subsidiaries;

(ii)	collective bargaining agreements or other Contracts with any labour union;

(iii)	employment or consulting Contracts or any other written Contracts with the President of the Canadian broadcasting operations and any senior executive officers reporting to that President;

(iv)	any trust indenture, mortgage, promissory note, loan agreement, guarantee or other Contract for the borrowing of money or a leasing transaction of the type required to be capitalized in accordance with GAAP;

(v)	any Contract under which Canwest Global or any of the Material Subsidiaries are committed to make material capital expenditures;

(vi)	any Contract for the sale of any assets, other than sales of inventory to customers in the ordinary course of business;

(vii)	non-competition agreements or other Contracts containing restrictions on the business that may be carried on by Canwest Global or the Material Subsidiaries;

(viii)	any power of attorney relating to the businesses of Canwest Global and the Material Subsidiaries in favour of any person;

(ix)	any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other person; or

(x)	to the extent not included in clauses (i) through (ix) above, any material Contract entered into by Canwest Global or a Material Subsidiary other than in the ordinary course of business.
(e)	Program Supply, Carriage and Advertising Agreements. The Data Room Information discloses, either in the form of summaries of material terms (except for financial terms where such financial terms have been omitted) or copies of Contracts, all program supply, carriage, distributor, sales, advertising, or agency representative agreements to which Canwest Global or the Material Subsidiaries are a party or by which they are bound that are material to the conduct of the business of Canwest Global and the Material Subsidiaries as presently conducted.

(f)	Licences. The Data Room Information discloses all licences issued by the CRTC that Canwest Global or any of its Material Subsidiaries are required to obtain that are related to their respective business or the ownership or operation of their respective properties or assets. To the best of the knowledge after due inquiry of Thomas Strike, John Maguire and Richard Leipsic, there is no material non-compliance with any term or condition of any such license.

(g)	Minute Books. The minute books of Canwest Global and the Material Subsidiaries and any predecessors thereof made available to the Subscriber are complete in all material respects and reflect all proceedings of their respective directors (and any committees thereof) and shareholders to the date hereof.

(h)	Litigation. Except as (i) disclosed in the Data Room Information, (ii) disclosed in the consolidated financial statements of Canwest Global, (iii) for any claims made pursuant to the Claims Procedure Order, and (iv) for actions, suits or proceedings the outcome of which has not had and is not reasonably expected to have a Material Adverse Effect, there are no actions, suits or proceedings (whether or not purportedly on behalf of Canwest Global or the Material Subsidiaries) pending or, to the knowledge of Canwest Global and the Material Subsidiaries, threatened against or affecting, Canwest Global or the Material Subsidiaries or their respective assets and businesses at law or in equity or before or by any federal, provincial, territorial, municipal or other governmental department, court, commission, board, bureau, agency, tribunal or instrumentality, domestic or foreign, or by or before an arbitrator or arbitration board.
(i)	Environmental. There are no actions, proceedings, notices, orders, demands or directions relating to environmental matters requiring, or notifying Canwest Global or any of the Material Subsidiaries that it is or may be responsible for any investigation, containment, clean-up, remediation or corrective action or any work, repairs, construction or capital expenditures to be made under Environmental Laws other than as disclosed in the Data Room Information and except for any actions, proceedings, notices, orders, demands or directions that have not had, and would not reasonably be expected to have, a Material Adverse Effect.

(j)	Employee Plans. The Data Room Information discloses all Employee Plans, either in the form of summaries of material terms or copies thereof, relating to the operations of Canwest Global and the Material Subsidiaries in Toronto, Ontario, and the Employee Plans at all other sites of Canwest Global and the Material Subsidiaries are substantially similar thereto.

SCHEDULE “C”
MATERIAL SUBSIDIARIES
Canwest Media Inc.
Canwest Television Limited Partnership, by its general partner Canwest Television GP Inc.
Canwest Television GP Inc.
Fox Sports World Canada Partnership, by its general partner Fox Sports World Canada Holdco Inc.
Fox Sports World Canada Holdco Inc.
Mystery Partnership
TVtropolis General Partnership
CW Investments Co.
CW Media Holdings Inc.
CW Media Inc.
CW Television Inc.
4437471 Canada Inc.
History Television Inc.
Showcase Television Inc.
Life Network Inc.
4399781 Canada Inc.
CW Media Sales Inc.
Discovery Health Channel Canada ULC
Jasper Broadcasting Inc.
Jasper Junior Broadcasting Inc.
HGTV Canada Inc.
Food Network Canada Inc.
NGC Channel Holdings Inc.

SCHEDULE “D”
CAPITALIZATION

			Number of Shares
			Issued and
		Number of Shares	Outstanding (as at
	Class of Shares	Authorized	June 30, 2009)
Canwest Global Communications Corp.	Multiple Voting Shares	Unlimited	76,785,976

	Subordinate Voting Shares	Unlimited	99,395,042

	Non-Voting Shares	Unlimited	1,465,521

	Preference Shares	Unlimited	None

	Series 1 Preference Shares	Unlimited	None

	Series 2 Preference Shares (Special Shares)	21,783	None

Canwest Media Inc.[1]	Common Shares	Unlimited	22,924,002

	Preference Shares	Unlimited	None

Canwest Television Limited Partnership	Units	Unlimited	478,406.8

Canwest Mediaworks Ireland Holdings	Ordinary Shares	20,000,000	1,000,000

	Redeemable Preference Shares	500,000	1

	Redeemable Preference A	1,000,000	467,509
	Shares

	Redeemable Preference B	500,000	311,674
	Shares

[1]	CMI may issue one or more shares to Canwest Global in connection with a roll-down transfer by Canwest Global of its corporate jet aircraft to CMI.

SCHEDULE 5.1(a)(iv)
Consents, Authorizations, Approvals and Notifications
Under Material Contracts
Channel Agreements:
1.	Change of Control Agreement dated March 16, 2000 among Alliance Atlantis Broadcasting Inc. (“AABI”), Alliance Atlantis Communications Inc. (“AACI”), 2000308 Ontario Inc. and Jasper Broadcasting Inc (relates to the BBC Canada channel);

2.	Change of Control Agreement dated July 18, 2001 among AABI, AACI, Worldwide Channel Investments (Ontario) Limited and 3836762 Canada Inc. (relates to the BBC Kids channel); and

3.	Change of Control Agreement dated March 29, 2000 between AABI, AABI obo NGC Canada Inc., AABI obo NGC Holdco Inc., AACI and NGC Network International, LLC (relates to the National Geographic Canada channel).